Exhibit

Minxcon Projects

Minxcon Reference:
P2014-050a
Date:
01 December 2014

Final

www.minxcon.co.za

DESIGN | BUILD | OPTIMISE

Caledonia Mining Corporation

Minxcon Projects (Pty) Limited

Preliminary Economic Assessment of Blanket Mine, Zimbabwe

Preliminary Economic Assessment on Blanket Mine

Qualified Person

D van Heerden (Director):
B.Eng. (Min. Eng.), M.Comm. (Bus. Admin.),
ECSA, FSAIMM, AMMSA

Authors

Jaco Burger (Mining Engineer)
Pr.Eng. Mining, Fin. Management, MMC, MSAIMM, ECSA

J Knight (Process Engineer)
B.Eng. (Chem), B.Eng. Hon. (MOT), MSAIMM

Alwyn Scholtz (Mining Engineer):
B.Eng. (Mining), MSAIMM

D Dreyer (Mechanical Engineer)
B.Eng. (Mechanical)

Reviewed by Directors

D van Heerden (Director):
B.Eng. (Min. Eng.), M.Comm. (Bus. Admin.),
ECSA, FSAIMM, AMMSA

D Clemente (Director)
NHD (Ext. Met.), GCC, BLDP (WBS) MMMA, FSAIMM

U Engelmann (Director)
B.Sc. (Zoology & Botany), B.Sc. (Geol.), B.Sc. Hons. (Geol.), GSSA, NSISA

NJ Odendaal (Director):
BSc (Geol.), BSc (Min. Econ.), MSc. (Min. Eng.),
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine

DISCLAIMER AND RISKS

This Report was prepared by Minxcon (Pty) Ltd (“Minxcon”). In the preparation of the Report, Minxcon utilised information relating to operational methods and expectations provided to them by various sources. Where possible, Minxcon has verified this information from independent sources after making due enquiry of all material issues that are required for the preliminary economic assessment. Minxcon and its directors accept no liability for any losses arising from reliance upon the information presented in this Report.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of any operating entity.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine

TABLE OF CONTENTS

1	Executive Summary	1
	1.1 Introduction and Location	1
	1.2 Ore body and Resource	2
	1.3 Mining	3
	1.4 Processing	6
	1.5 Capital Cost	6
	1.6 Operating Cost	7
	1.7 Financial Evaluation	7
	1.8 Conclusions and Recommendations	8
2	Introduction	12
3	Location	13
4	Ownership	16
5	Environmental Assessment	17
6	Ore body	18
	6.1 General Geology	18
	6.2 Blanket Mine Ore body	18
	6.3 Exploration	20
	6.4 Mineral Resources	20
	6.5 Study Level Assessment	21
7	Logistics	22
	7.1 Current Mining Logistics	22
	7.2 Below 750 Level Project	23
	7.3 Project Schedule	27
	7.4 Study Level Assessment	29
8	Mining	30
	8.1 Mine Design Criteria	30
	8.2 Modifying Factors	30
	8.3 Equipment	31
	8.4 PEA LoM Plan	31
	8.5 Labour Requirements	44
	8.6 Study Level Assessment – PEA Mine Plan	44
9	Engineering and infrastructure	45
	9.1 Surface Infrastructure	45
	9.2 Underground Infrastructure	45
10	Processing	47
	10.1 Process Design Criteria	47
	10.2 Process Description	47

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine

11	Capital	51
	11.1 Basis of Estimate	51
	11.2 Capital Cost Summary	51
	11.3 Processing	51
	11.4 Capital Scheduling	52
	11.5 Study Level Assessment - Capital	53
12	Operating Cost	54
	12.1 Mining	54
	12.2 Processing Cost	56
	12.3 Study Level Assessment – Operating Costs	57
13	Financials	58
	13.1 Key Assumptions	58
	13.2 Regulatory Items	59
	13.3 Discount Rate	59
	13.4 Operating Cost Summary	61
	13.5 Capital Estimation Summary	63
	13.6 Saleable Product	63
	13.7 Valuation Summary	64
	13.8 Cash Flows	66
	13.9 Sensitivity Analysis	67
14	Pay-Back Area	69
15	Major Risks	71
16	Conclusions	73
17	Recommendations	76
18	Glossary of Terms	77
19	Appendices	82

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine

FIGURES
Figure 1: General Location of Blanket Mine	13
Figure 2: Location of Blanket Mineral Rights	14
Figure 3: Blanket Mine Ownership Structure	16
Figure 4: Regional Geology of Gwanda Greenstone Belt	18
Figure 5: Location of GG and Mascot Exploration Shafts	20
Figure 6: Current Mining Infrastructure	22
Figure 7: Active Mining Infrastructure	22
Figure 8: Below 750 Level Projects	23
Figure 9: Tramming Loop and Silos at 4 Shaft	24
Figure 10: 6 Winze	25
Figure 11: Central Shaft	26
Figure 12: Haulages Required	27
Figure 13: Project Schedule	28
Figure 14: Above and Below 750 m Level - Blanket Mine	32
Figure 15: PEA LoM Plan (Tonnes per Month)	32
Figure 16: Total Ounces Produced	33
Figure 17: Resource Category Tonnes Split	33
Figure 18: Above 750 m Total Production - Blanket Mine	34
Figure 19: Above 750m Blanket Mining Area	34
Figure 20: PEA LoM Plan for the Above 750 m Blanket Mining Area	35
Figure 21: Above 750 m ARM and ARS Mining Areas	35
Figure 22: PEA LoM Plan for the Above 750 m ARM and ARS Mining Areas	36
Figure 23: Above 750 m Eroica Mining Area	36
Figure 24: PEA LoM Plan for the Above 750 m Eroica Mining Area	37
Figure 25: Above 750 m Lima Mining Area	37
Figure 26: PEA LoM Plan for the Above 750 m Lima Mining Area	38
Figure 27: Below 750 m Combined Production	38
Figure 28: Below 750 m Blanket Mining Area	39
Figure 29: PEA LoM Plan for the Below 750 m Blanket Mining Areas	39
Figure 30: Schedule for Below 750 Level Blanket	40
Figure 31: Below 750 m ARM and ARS Mining Areas	40
Figure 32: PEA LoM Plan from ARM and ARS Mining Areas	41
Figure 33: Schedule for Below 750 Level ARM and ARS	42
Figure 34: Below 750 m Eroica Mining Area	43
Figure 35: PEA LoM Plan from Eroica Mining Area	43
Figure 36: Schedule for Below 750 Level Eroica	44
Figure 37: Labour Split	44
Figure 38: Process Flow Schematic – Comminution Circuit	49
Figure 39: Process Flow Schematic – CIL, Elution and Smelting Circuits	50

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine

Figure 40: Expansion Project Capital Scheduling	52
Figure 41: Total Project Capital Scheduling	53
Figure 42: Actual vs. Planned Operating Expenditure	54
Figure 43: Actual vs. Planned Operating Expenditure and Milled Tonnes	55
Figure 44: Actual vs. Planned Operating Expenditure and Milled Tonnes	57
Figure 45: Junior and Major Indices and Caledonia (CAL) Measured against the S&P 500	60
Figure 46: Production Cost (C1) per Milled Tonne vs Tonnes Milled	62
Figure 47: Capital Schedule Based on PEA LoM Plan	63
Figure 48: Saleable Product Ounces	64
Figure 49: Monte Carlo LoM Summary Report	66
Figure 50: Annual and Cumulative Cash Flow	67
Figure 51: Project Sensitivity (NPV8.36%)	67
Figure 52: Annual and Cumulative Cash Flow – Payback Period	69
Figure 53: Total Production - Payback Period	69
Figure 54: Blanket Mine Pay-Back Area - Below 750 m Level	70

TABLES

Table 1: August 2014 Mineral Resource as Verified by Minxcon	21
Table 2: Mine Design Criteria - Projects	27
Table 3: Mine Design Criteria - Stoping	30
Table 4: MCF Historical data	31
Table 5: Mining Equipment	31
Table 6: Process Design Criteria	47
Table 7: Expansion Project Capital Estimation	51
Table 8: Total Capital Estimation	51
Table 9: Processing Capital Cost Summary	52
Table 10: Fixed and Variable Mining Operating Cost	55
Table 11: Operating Cost Summary	56
Table 12: Gold Forecast	59
Table 13: Recovery Percentage	59
Table 14: Nominal Discount Rate Calculation	61
Table 15: OPEX Summary over LoM	62
Table 16: Fully-Allocated Costs vs. Gold Price	63
Table 17: Production Breakdown in LoM	64
Table 18: Project Valuation Summary – Real Terms	64
Table 19: Profitability Ratios	64
Table 20: Monte Carlo Input Ranges	65
Table 21: Sensitivity Analysis of Gold Price and Grade to NPV8.36% (USDm)	68
Table 22: Sensitivity Analysis of Production Costs and Capital to NPV8.36% (USDm)	68

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine

Table 23: Payback Area Tonnes and Ounces	70
Table 24: Major Risks	71
Table 25: Glossary of Terms	77
Table 26: Likelihood of Risk Matrix	82
Table 27: Magnitude of Risk Impact	82

APPENDICES

Appendix 1: Risk Assessment Methodology	82
Appendix 2: Annual Real Cash Flow	83

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	1

1	EXECUTIVE SUMMARY

1.1	Introduction and Location

Minxcon (Pty) Ltd (“Minxcon”) was commissioned by Greenstone Management Services (Pty) Limited (“GMS” or “the client”) to complete a scoping level study on the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) for its parent company Caledonia Mining Corporation (“Caledonia”). GMS is a subsidiary of Caledonia that employs the South African based management that receives a management fee from Blanket. This Report details a scoping-level study, which comprises of an initial extension from below 750 m Level to 1120 m Level, in the form of a Preliminary Economic Assessment (“PEA”).

The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves. A DCF valuation was completed as part of the PEA and the value derived from the PEA includes the tones and gold from the LoM plan as detailed in the Mineral Reserve Statement report, NI43-101 (“Reserve LoM plan”), additional Indicated Mineral Resource as well as the Inferred Resources used in the expansion of the mine plan (“PEA LoM Plan”). The best-estimated value of the PEA was calculated at USD147 million with at a real discount rate of 8.36% compared to the value of USD66 million derived from the Reserve LoM plan. The IRR was calculated at 267%. Substantial upside potential exist in that the resource planned in the PEA is small in comparison to the exploration targets that could be converted to resource below 750 m Level.

The infrastructure extensions as defined in the PEA adds an additional 345 koz. to the 320 koz. of the Reserve LoM plan, effectively doubling the amount of gold excluding the substantial upside potential of the Exploration Target areas below AR Main, AR South, Lima and Eroica. The PEA project will provide access to these Exploration target areas that will potentially extend the LoM.

The Blanket Mine is located in the south-west of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 150 km south of Bulawayo, the country's second largest city, 196 km northwest of the Beit Bridge Border post with South Africa, and 560 km from Harare, Zimbabwe's capital city. Access to the mine is by an all-weather tarred road from Gwanda, which is linked to the Beit Bridge to Bulawayo/Harare national highway. The general geographic coordinates of Blanket Mine are Latitude 20°52' S, Longitude 28°54' E.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	2

Blanket Mine is a well-established Zimbabwean gold mine, which operates at a depth of approximately 750 m below surface and produced approximately 45,500 ounces of gold in 2013. Blanket also holds brownfield exploration and development projects both on the existing mine area and on its satellite properties which are located 10 km (GG project) and 33 km (Mascot project) from the Blanket metallurgical recovery plant.

The Blanket Mine operates under a Special Licence (No. 5030) which was issued under the Mines and Minerals Act of 1961 (Chapter 21:05); the mine’s claims are protected under this Act. Blanket Mine covers the claims of Jethro, Blanket Section, Feudal, AR, Sheet, Eroica and Lima, comprising a total area of approximately 2,540 ha.

1.2	Ore body and Resource

The Blanket Mine is situated on the north-western limb of the Archaean Gwanda Greenstone Belt. Several other gold deposits are situated along the same strike as the mine. Approximately 268 mines operated in this greenstone belt at one stage, however, the Blanket Mine is one of the few remaining mines. At Blanket Mine, the rock units strike north−south, becoming younger in a westerly direction and dips to the west (in some areas, southwest). The Mineral Resource statement for Blanket, as stated by Minxcon, is illustrated in the following table.

August 2014 Mineral Resource as Verified by Minxcon
Mineral Resource Category	Tonnage	Au	Au Content	Ounces
	t	g/t	kg	oz.
Measured Resource	1,572,733	3.91	6,146	197,606
Indicated Resource	2,478,902	3.77	9,340	300,288
Total Measured and Indicated	4,051,635	3.82	15,486	497,895
Inferred Resource	3,344,831	5.11	17,106	549,963
Notes:
1.	Tonnes are in situ.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	3

2.	All figures are in metric tonnes.
3.	Mineral Reserves are included in the Mineral Resource.
4.	Mineral Resources are stated at a 1.96 g/t cut-off.
5.	No geological losses were applied to the tonnage.
6.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.
7.	The tonnages are stated at a relative density of 2.86 t/m3.
8.	Conversion from kg to oz.: 1:32.15076.

The Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves by applying applicable mining rates and other modifying factors. The Mineral Reserve Statement for Blanket Mine is illustrated in the following table.

Mineral Reserve Statement (October 2014)
Mineral Reserve Category	Tonnage	Au	Au Content	Ounces
	t	g/t	kg	oz.
Proven	856,005	3.40	2,912	93,638
Probable	2,077,828	3.78	7,862	252,758
Total Mineral Reserves	2,933,833	3.67	10,774	346,396
Notes:
1.	Tonnages refer to tonnes delivered to the metallurgical plant.
2.	All figures are in metric tonnes.
3.	1kg = 32.15076 oz.
4.	Pay limit Blanket Mine 2.03 g/t.
5.	Pay Limit calculated: USD/oz. = 1250; Direct Cash Cost (C1) – 71 USD/t milled.
6.	The reduction in ounces is mainly attributed to the exclusion of previously stated Proven and Probable Reserves below 750 m Level. (These ounces are accounted for as Measured and Indicated Resources)

1.3	Mining

Project Strategy
The PEA LoM plan includes Measured, Indicated and Inferred Mineral Resources. The PEA is an extension of the NI43-101 document and will require the development of the following infrastructure to access areas below 750 m Level:-
•	Development of a new Tramming loop on 750 m Level;
•	Complete the sinking of No 6 Winze from 750 m Level to 870 m Level; and
•	Sinking of a new central shaft in-between AR Main and AR South.

The following figure illustrates the schedule of all the required development to access the Resources in the areas below 750 m Level. The development of the tramming loop, silos and 6 Winze have already started.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	4

The Below 750 m Level project schedule was based on realistic mining and infrastructure equipping rates and is considered conservative. The production schedules were aligned with the above schedule.

Modifying Factors
As required by the NI43-101 code, modifying factors must be applied to adjust the in situ Mineral Resource to an accurate plant feed, volumes and grade. The applied modifying factors are:-
•
Extraction rate – A 100% extraction rate was applied to the Measured and Indicated Resource blocks and 70% to the Indicated Resources in pillars (Indicated Pillars). The Indicated pillars are resources that were left behind as pillars either for shaft stability, cones or crown pillars. These factors are supported by historical information. For the Inferred Mineral Resources a 60% extraction rate was applied, based on an informed assumption. The extraction rate discounts the amount of tonnes available for mining and gold content equally.

•	Dilution – Waste dilution was applied based on a 10 cm over break into the hanging wall and 10 cm into the footwall.
•
Mine Call Factor (“MCF”) – The aim of applying an MCF is to account for differences between shaft head grade and Reserve grades that are supported by historical measurements. Historical data indicated that a 100% MCF can be achieved.

MCF Historical data
Year	Milled Tonnes	Gold Recovered	Gold in Tails	Gold Accounted For	Total Mined Tonnes	Mined Grade	Gold Called For	MCF
	t	oz	oz	oz	t	g/t	oz	%
1998	215,580	24,194	3,604	27,798	216,330	4.56	31,716	88%
1999	205,330	22,838	2,839	25,677	199,787	4.27	27,428	94%
2000	193,300	23,725	2,859	26,584	187,466	4.34	26,158	102%
2001	195,400	24,748	3,204	27,952	176,625	4.71	26,746	105%
2002	179,891	26,773	3,236	30,009	178,329	5.19	29,756	101%
2003	173,700	24,525	2,234	26,759	165,887	4.80	25,600	105%
2004	178,896	24,119	2,416	26,535	185,302	4.60	27,405	97%
2005	212,319	24,783	2,867	27,650	212,176	4.05	27,628	100%
2006	99,361	11,685	1,342	13,027	94,824	4.08	12,439	105%
2007	100,082	9,885	1,098	10,983	100,082	3.70	11,906	92%
2008	81,987	7,687	760	8,447	81,987	3.75	9,885	85%
2009	103,445	11,295	1,117	12,412	103,445	3.54	11,773	105%
2010	153,501	17,707	1,540	19,247	153,501	3.75	18,507	104%
2011	299,257	35,826	2,738	38,564	299,257	3.85	37,042	104%
2012	363,725	45,464	3,057	48,521	363,725	3.83	44,788	108%
2013	392,320	45,527	3,269	48,796	392,320	3.99	50,328	97%
Tot/Ave	3,148,094	380,781	38,181	418,962	3,111,043	4.19	419,104	100%

Diluted LoM Production
The PEA LoM plan includes only Blanket Mine which is divided into 2 main areas, namely the “Above 750 Level” and “Below 750 Level” (illustrated in the following figure). The Above 750 m Level production was used for the Mineral Reserve statement and is included in the LoM profile that includes Inferred Resources.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	5

The bulk of the NI tonnes is from the areas above 750 m Level and the bulk of the PEA tonnes is from the areas below 750 m Level. The following figure illustrates the tonnes split per area. The tonnes stated as Mineral Reserves in the NI 43-101 report is highlighted in grey. The PEA LoM plan includes the tonnes of the Reserve LoM plan, as well as all other Inferred resources.

The last year of production is 2024 based on the currently defined Reserves and Resources. Production was aimed at maintaining a plant feed of between 50k and 55k tonnes per month on average. To achieve this AR Main, AR South and Eroica were delayed. The associated gold profiles are illustrated in the following figure.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	6

1.4	Processing

The Blanket Gold Plant consists of crushing, milling, Carbon-in-Leach (“CIL”) and batch elution electro-winning circuits. The plant will treat about 90 tph (or 60 ktpm) of run of mine (“RoM”) ore from the Blanket mine. With the proposed upgrades and modifications, the front-end comminution circuits (primary and secondary crushing) will have a capacity of about 160 tph to 180 tph. This will allow Blanket to crush during day shift only. The milling and gravity circuits will be upgraded while the CIL and elution circuits have adequate capacity to treat the increased tonnes. The plant achieved a recovery of about 93.5% over the past year when treating Blanket RoM and this is expected to continue.

1.5	Capital Cost

The capital schedule for the Blanket mining operations for the LoM is illustrated in the following figure. Total capital expenditure over the LoM is USD65 million with the peak capital expenditure of USD17 million during 2016. The USD65 million does not include any costs to develop Mascot and GG which does not form part of the PEA study.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	7

1.6	Operating Cost

Costs reported for the Blanket Mine, which include plant and mining operating costs, are displayed in the following table. Other costs (C3) include the general and administration fees, as well as overheads and management fees. The operating costs and the breakdown of the mining and plant costs are detailed in the mining and plant cost sections. The royalty amount includes the Zimbabwean revenue royalty of 5%.

OPEX Summary over LoM
Item	Unit	Amount	Unit	Amount
Net Turnover	USD/Milled tonne	151	USD/Gold oz.	1,250
Mine Cost	USD/Milled tonne	46	USD/Gold oz.	379
Plant Costs	USD/Milled tonne	16	USD/Gold oz.	136
Other Costs	USD/Milled tonne	4	USD/Gold oz.	30
Direct Cash Costs (C1)	USD/Milled tonne	66	USD/Gold oz.	546
Capex	USD/Milled tonne	11	USD/Gold oz.	92
Production Costs (C2)	USD/Milled tonne	77	USD/Gold oz.	637
Royalties	USD/Milled tonne	8	USD/Gold oz.	63
Other Cash Costs	USD/Milled tonne	9	USD/Gold oz.	75
Fully Allocated Costs/ Notional Costs (C3)	USD/Milled tonne	94	USD/Gold oz.	775
NCE Margin	%	38%	%	38%
EBITDA*	USD/Milled tonne	69	USD/Gold oz.	567
EBITDA Margin	%	45%
Gold Recovered	oz.	707,934
Notes:
1.	* EBITDA excludes capital expenditure.
2.	Numbers may not add up due to rounding.

1.7	Financial Evaluation

The scope of this valuation exercise was to determine the financial viability of the Project. This was done by using the discounted cash flow (“DCF”) method on a Free Cash Flow to the Firm (“FCFF”) basis, to calculate the nett present value (“NPV”) and the intrinsic value (fundamental value based on the technical inputs, and a cash flow projection that creates an NPV) of the Project in real terms. The NPV is derived post-royalties and tax and pre-debt real cash flows, after taking into account operating costs, management fees paid to Caledonia, capital expenditures for the mining operations and the processing plant, and using forecast macro-economic parameters. The valuation reflects the full value of the operation and no attributable values were calculated. The model was set up in calendar years with year 2014 only including October to December. Blanket’s financial years are also based on calendar years from January to December. A fixed real gold price of USD1,250/oz. was used throughout the LoM as received from the client.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	8

The following conclusions were reached regarding the Blanket Mine PEA:-
•	The Project investigated is financially feasible at an 8.36% real discount rate.
•
The best-estimated value of the PEA was calculated at USD147 million at a real discount rate of 8.36% compared to the value of USD66 million derived from the Reserve LoM plan. The IRR was calculated at 267%

•	The PEA thus adds an additional USD81 million to the Reserve LoM plan.
•	By using the Monte Carlo model for the PEA, the value range of the Blanket operation plots between USD105 million and USD186 million.
•	The PEA is most sensitive to gold price and grade.
•	The PEA has a break-even gold price of USD775/oz., including capital.
•	Direct Cash cost for the PEA is USD66/milled t that equates to USD546/oz., which is below the average global gold cash cost of USD767/oz.
•	Fully-allocated cost for the PEA is USD94/milled t that equates to USD775/oz.; noticeably lower than similar gold mining operations.

The annual cash flow before capital expenditure, total capital expenditure and cumulative cash flow forecast for the LoM are displayed in the following figure. The first year (2014) only includes October to December.

1.8	Conclusions and Recommendations

Conclusions
Study Level:
•
The Mineral Resource confidence is concept level because the resources below 750 m Level are predominantly in the Inferred category, mitigated by the fact that there is only 3% Inferred Resources in the payback area. Also important to note that the exploration target areas below AR Main and AR South (currently contributing up to 70% of total mine’s production) as well as below Lima and Eroica are excluded from the PEA LoM plan. The following figure illustrates the areas included in the PEA LoM plan:-

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	9

•	The PEA LoM plan, design, schedule and OPEX estimation is better than concept level and is based on current actual performance.
•	The capital estimation was estimated at a very high level of confidence based on engineering designs, drawings and firm quotes and is at least at a definitive level of confidence.

Mining Areas:
•
The PEA includes the Mineral Reserves as well as all the Inferred Mineral Resources in the Above 750 m Level area. The PEA also includes Indicated and Inferred Mineral Resources from the Below 750m Level area.

Infrastructure:
•	The existing infrastructure at the Blanket mine will be utilised in parallel with new infrastructure and is specifically aimed at targeting the Below 750 m Level mining areas.
•	The extensions will entail the sinking of a new vertical shaft from surface as well as the completion of the No 6 Winze deepening project.

Additional Capital:
•	Capital for the various key expansion project items amounts to USD46.6 million.

Recoveries:
•	The historic metallurgical recoveries of 93.5% are not expected to change with the increased tonnes from the Blanket Mine.

PEA LoM Plan:
•
The tonnage profile for the PEA is based on the Reserve LoM plan including replacement tonnages (Inferred Resources) to be mined through the existing shaft and the new central shaft situated in-between AR Main and AR South.

•	The average tonnage planned in the Reserve LoM plan at steady state is around 38 ktpm and this is expected to increase to above 50 ktpm.
•	The average grade is expected to increase slightly from 3.67 g/t to 4.02 g/t.
•
The infrastructure extensions as defined in the PEA adds an additional approximately 345 koz. to the 320 koz. already in the Reserve LoM plan, effectively doubling the amount of gold. The additional PEA ounces are illustrated in the following figure.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	10

•
The PEA LoM plan excludes the Exploration Target areas below AR Main, AR South, Lima and Eroica. The PEA project will provide access to these Exploration target areas and to future exploration areas below 1120 level that will potentially extend the LoM.

Valuation:
•
The best-estimated value of the PEA was calculated at USD147 million at a real discount rate of 8.36% compared to the value of USD66 million derived from the Reserve LoM plan. The IRR was calculated at 267%

•	The PEA thus adds an additional USD81 million to the Reserve LoM plan.
•	By using the Monte Carlo model for the PEA, the value range of the Blanket operation plots between USD105 million and USD186 million.
•	The PEA is most sensitive to gold price and grade.
•	The PEA has a break-even gold price of USD775/oz., including capital.
•	Direct Cash cost for the PEA is USD66/milled t that equates to USD546/oz., which is below the average global gold cash cost of USD767/oz.
•	Fully-allocated cost for the PEA is USD94/milled t that equates to USD775/oz.; noticeably lower than similar gold mining operations.

Payback area:
•
The pay-back area is the area that is required to be extracted until the cumulative cash flow of the Project becomes positive. The payback period is from the starting date of the Project until the date that the cumulative cash flow becomes positive.

•
The payback area includes a total of approximately 1 M tonnes and 124 koz. This area consists of 59% Measured Resources from above 750 m Level, 38% Indicated Resources from above and below 750 m Level and only 3% Inferred Resources below 750 m Level.

•	As a result, the risk associated with the Expansion Project being planned predominantly in the Inferred Resources is almost completely mitigated.

Recommendations
Payback Area
•
To fully de-risk the PEA expansion project, it is recommended to do exploration drilling in the payback area, as illustrated in the figure below, to increase the level of confidence of the Mineral Resources to Indicated.

Prepared by Minxcon (Pty) Ltd

Preliminary Economic Assessment on Blanket Mine, Zimbabwe	11

Mineral Resources:
•
Best practice QA/QC must be implemented on the operation, especially for deep drilling and other exploration drilling as these sample points are single points and have greater influence than the day-to-day evaluation samples.

•
Short deflections must be drilled when drilling the "deep" drill holes and exploration drill holes to understand variability and improve the confidence of the intersections for the Indicated and Inferred resources.

•
Long inclined boreholes or directional drilling should be investigated as an option to drill more and deeper intersections in the "pay shoots" without increasing the cross-cut development. This could help to convert the Inferred Mineral Resources to Indicated Mineral Resources.

Processing:
•	The incorporation of additional process control systems should be pursued to improve gold recoveries and reduce costs.
•	Metering of power consumptions to the main process units should be installed so that plant power utilisation can be controlled.
•	Although the Gemini tables operate effectively at the moment, installation of Acacia reactors should be considered for upgrading of Knelson concentrates.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	12

2	INTRODUCTION

Minxcon (Pty) Ltd (“Minxcon”) was commissioned by Greenstone Management Services (Pty) Limited (“GMS” or “the client”) to complete a scoping level study on the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) for its parent company Caledonia Mining Corporation (“Caledonia”). GMS is a subsidiary of Caledonia that employs the South African based management that receives a management fee from Blanket. This Report details a scoping-level study, which comprises of an initial extension from below 750 m Level to 1120 m Level, in the form of a Preliminary Economic Assessment (“PEA”).

The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves. A DCF valuation was completed as part of the PEA and the value derived from the PEA includes the Reserve LoM plan as well as additional Indicated Resources and Inferred Resources used in the expansion of the mine plan (“PEA LoM plan”). The best-estimated value of the PEA was calculated at USD147 million with at a real discount rate of 8.36% compared to the value of USD66 million derived from the Reserve LoM plan. The IRR was calculated at 267%. Substantial upside potential exist in that the resource planned in the PEA is small in comparison to the exploration targets that could be converted to resource below 750 m Level.

The scope of work was to complete the PEA on the underground mine and processing plant to treat gold ore from the Blanket mine. The following tasks were completed during the PEA study:-
1.	a mining strategy was discussed;
2.	mining areas were targeted;
3.	capital and operating costs were calculated;
4.	metallurgical test work was evaluated;
5.	processing design criteria were identified and costs were calculated; and
6.	a DCF financial evaluation was conducted and includes Inferred Resources.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	13

3	LOCATION

The Blanket Mine is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 150 km south of Bulawayo, the country's second largest city, 196 km northwest of the Beit Bridge Border post with South Africa, and 560 km from Harare, Zimbabwe's capital city. Access to the mine is by an all-weather tarred road from Gwanda, which is linked to the Beit Bridge to the Bulawayo/Harare national highway. The general geographic coordinates of Blanket Mine are latitude 20°52' S, longitude 28°54' E.

Blanket Mine's exploration interests in Zimbabwe include operating claims (i.e. on-mine), non-operating claims and a portfolio of brownfields exploration projects ("satellite projects"). The Blanket Mine operates under a Special Licence (No. 5030) which was issued under the Mines and Minerals Act of 1961 (Chapter 21:05). The mine’s claims are protected under this Act.

Blanket Mine covers the operating claims of Jethro, Blanket Section, Feudal, Harvard, Mbudzane Rock, OQUEIL, Sabiwa, Sheet, Eroica and Lima, comprising a total area of approximately 2,540 ha.

The registration numbers, area, number of claims and number of blocks of 2,884 operating claims belonging to Blanket Mine were supplied to Minxcon by Caledonia. Some of these claims are producing claims and others are exploration claims.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	14

Figure 2: Location of Blanket Mineral Rights

28°50'0"E
29°0'0"E
20°50'0"S
N
Blanket Mine
Gwanda
Legend
Blanket Mine Boundary
Gwanda Greenstone Belt
Roads
0 1.25 2.5 5
Kilometers
Blanket Mine Boundary

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	15

Access to Blanket Mine is by an all-weather, single-lane tarred road from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beit Bridge Border post. In the past, Zimbabwe had good road infrastructure. However, lack of investment over the past ten to fifteen years has resulted in its deterioration and substantial investment is required country-wide (it is, however, still fit for mining purposes). The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located 5 km to the northwest of the town but this airstrip has no capacity to handle flights originating from outside of Zimbabwe.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	16

4	OWNERSHIP

The Indigenisation and Economic Empowerment Act ("The Act"), which was enacted in 2007, requires that 51% of the equity of all commercial enterprises in Zimbabwe must be owned by indigenous Zimbabweans.

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which 51% of Blanket would be sold for a paid transactional value of USD30.09 million. The various transactions were implemented with effect from September 5, 2012 on the following bases:-
•	16% was sold to the National Indigenisation and Economic Empowerment Fund;
•	10% was sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket;
•	15% was sold to identified Indigenous Zimbabweans; and
•
10% was donated to the Gwanda Community Share Ownership Trust. Blanket also made a non-refundable donation of USD1 million to the Trust as soon as it was established and paid advance dividends of USD4 million before the end of April 2013.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	17

5	ENVIRONMENTAL ASSESSMENT

Information regarding environmental consideration is taken largely from AGS (2006), Fraser Alexander Zimbabwe (Pty) Ltd (March 2010) and Blanket Mine (November 2009).

In 1995 a full Environmental Impact Assessment was completed by SRK to identify the major detrimental aspects of the mining operation and recommend remedial measures. Apart from the potential to pollute groundwater from the tailings dam, no significant detrimental environmental impacts were identified by this study.

Kinross Gold Corporation, the owners of the mine up until June, 2006, issued an Environmental Policy and Framework document in 2001 based on ISO 14001, which serves as the guideline for all environmental issues at Blanket Mine.

In March 2001 the Blanket Mine contracted Knight Piesold to estimate the costs of decommissioning and closure of the mine. This study included all aspects of the mining operation, including open workings, waste dumps and infrastructure. An updated decommissioning and reclamation cost estimate was undertaken by Blanket Mine and reported in November 2009.

There are a number of Government of Zimbabwe regulations and guidelines including the Mining General Regulations, the Environmental and Natural Resources Act, the Water Act and the Waste Disposal Regulations which cover a mine’s closure obligations. These are all addressed and costed in the Knight Piesold report and in the updated report by Blanket Mine dated November 2009.

During December 2012 a review and update of the closure cost estimates and the closure plan was revised by Toltecs (Pvt) Limited t/a Paramark (“Paramark”) and Black Crystal Environmental Consultants (“Black Crystal”). The closure cost was calculated at USD1.6 million. The mine is not required to post a bond for this amount, but has reached an agreement with government that the break-up value of the plant and mine infrastructure can be pledged as a guarantee for the closure cost.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	18

6	ORE BODY

6.1	General Geology

Zimbabwe’s known gold mineralisation occurs in host rocks of the Zimbabwe Craton. The Zimbabwean craton is made up of Archaean rocks. The geology of the Craton is characterised by deformed and metamorphosed rocks which include high-grade metamorphic rocks, gneisses, older granitoids, greenstone belts, intrusive complexes, younger granites and the Great Dyke make up the geology of the Zimbabwe Craton. The Chingezi gneiss, Mashaba tonalite and Shabani gneiss form part of a variety of tonalities and gneisses of varying ages. Three major sequences of slightly younger gold-bearing greenstone belts supracrustal rocks exist. These are:-

•
The Sebakwian Group (older greenstones) that are mostly metamorphosed to amphibolite facies. They comprise komatiitic and basaltic volcanic rocks, some banded iron formation (“BIF”) as well as clastic sediments. The Gwanda greenstone belt is a typical example of the greenstone terrains in Zimbabwe hosting granitoids, mafics and felsic volcanics on several gold mines are located (see Figure 4).

•	The Lower Bulawayan Group comprises basalts, high-Mg basalts, felsic volcanic rocks and mixed chemical and clastic sediments. The Lower Bulawayan Group forms the Belingwe (Mberengwa) greenstones.

•	The Upper Bulawayan (upper greenstones) and Shamvaian groups comprise a succession of sedimentary and komatiitic to tholeiitic to calc-alkaline rocks.

6.2	Blanket Mine Ore body

Jethro Ore body
The Jethro Ore body strikes north−south and dips near vertical in a westerly direction. It has been observed to have a tendency to roll over locally.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	19

Blanket Section
The Blanket Section is located approximately 400 m to the north of the Jethro ore body. Blanket ore bodies 1 and 4 are parallel. They occupy north−south trending shear segments whereas ore bodies 2 and 5, which are also parallel, strike northwest−southeast. Ore body 3 is cylindrical and lies in a shear segment parallel to the 2 and 5 ore bodies. On average, the ore bodies dip 80° southwest. On surface the Blanket Quartz Reef lies in the footwall of the disseminated sulphide replacement type ore bodies. The reef has a shallower dip than the disseminated sulphide replacement bodies, but plunges in the same direction so that it progressively advances towards them with depth, displacing ore bodies 2, 3, 1, 4 (MSA, June 2011). Ore body 2 reappears on the footwall of the Blanket Quartz reef and is established on the 630 mL through to the 730 mL.

AR Ore bodies
AR lies approximately 500 m to the north of the Blanket ore bodies. It is a “Z”-shaped mineralised zone and consists of two separate ore bodies that generally reach up to 30 m wide as a result of tectonic thickening from faulting and folding. The AR ore bodies were first discovered in the late 1980s by exploration drilling from the 9 Level haulage. Lateral diamond drill holes (250 m long) were drilled either side of the haulage every 50 m. The body has no known surface expression and appears to form a peak under the regional dolerite sill just above 9 Level some 500 m north of the Blanket ore bodies. From this point the body splits into two ore shoots: the AR Main and the AR South, plunging west at 55º and south-west at 58 º respectively (MSA, June 2011).

AR Main
The AR Main is a DSR-type ore body occurring within a broad shear envelope in pillowed metabasalts. The envelope is generally irregular in plan and is bounded by shears which assist in defining the limits of the mineralisation. At the lowest level of development on 750 m Level, a shear disrupts the bodies causing the plunge to flatten to the west. The ore body strike is between 40 m and 60 m with an average width of 30 m at the centre of the envelope.

The ore is a silicified amphibolite consisting predominantly of quartz with minor carbonate and chlorite minerals. Gold mineralisation is associated with arsenopyrite and to a much lesser extent with pyrrhotite and pyrite. Finely-disseminated arsenopyrite occurs within the ore body which form the high grade areas. Sulphide minerals seldom amount to more than 5% of the rock by volume. The ore body is massive and is exploited using the long-hole open stoping method. It currently contributes 30% of the Blanket mine production.

AR South
The AR South ore body plunges southwest, trending towards the Blanket No 2 ore body at depth. AR South is also developed within a broad shear zone and is more pipe-like than the main body. Its maximum thickness is approximately 50 m. High grade sections of this body are defined by siliceous arsenopyrite.

Eroica
The main Blanket underground workings are connected to Lima by a 2 km long haulage which follows the strike of the main fabric. It thus offered an opportunity to probe for lateral ore bodies on either side which led to the discovery of the Eroica shoot. The Eroica ore body lies approximately 1,300 m north of the main Blanket ore bodies. It dips at 65° to the west and has a strike length of 300 m in a northerly direction. The Eroica ore body is hosted in a high strain area where the shear is up to 15 m wide. Brown carbonate alteration characterises the shear in strong association with biotite development. The ore body is defined by thin silicified stringers that develop into swells of up to 5 m wide. The silicification shows pinch and swell both on strike and down dip, resulting in a series of dismembered silicified pods developed within a particular shear. The biotite and carbonate alteration, together with the silicified stringers, form marker links between the dismembered pods. Finely-disseminated arsenopyrite, pyrite and pyrrhotite are associated with the gold mineralisation. The shoot is renowned for its high native gold content.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	20

Lima
Lima section is situated 2 km north of the Blanket ore bodies. The two mines are linked by an underground haulage. Like the Blanket ore bodies, the Lima ore bodies developed in very high-strain areas. The main shoots are the Hangingwall and Interlimb. In the Hanging wall limb mineralisation exists in the form of pyrite with subordinate arsenopyrite in cleavage planes within the pervasive biotite/chlorite alteration. The Interlimb is characterised by a centrally silicified core with pyrite and arsenopyrite constituting the main sulphides. The mine was initially established as a stand-alone operation after an exploration programme followed up on an intensive soil sampling exercise which indicated the presence of a major gold anomaly (MSA, 2011).

6.3	Exploration

The majority of the exploration drilling currently conducted at the Blanket mine is referred to as "deep" drilling, as it is drilled from underground cross-cuts. This drilling is aimed at the depth extensions of the various pay shoots or shafts. Surface exploration drilling has been focused around the GG and Mascot Projects (Figure 5). Two exploration programmes were completed here; one in 1997 and the other in 2013. These two areas are now being explored with underground development at the two exploration shafts. The exploration targets were not considered in the PEA LoM plan.

6.4	Mineral Resources

The Mineral Resources were compiled and supplied by the Blanket mine personnel. During the site visit and audit process, the Qualified Person verified that the Mineral Resources comply with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” and with the Rules and Policies of the National Instrument 43-101 – Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	21

6.4.1	Mineral Resource Statement

Table 1 reflects the reclassified Mineral Resource as verified by Minxcon. The Blanket mine/operation resource classifications have been changed to Measured, Indicated and Inferred. No reserves are stated here, however, the Mineral Resources are declared as inclusive of all Mineral Reserves. The reserves have been declared separately, as determined by the Reserve LoM plan.

The Proven and Probable pillar reserves of the Caledonia mineral resource have been declared Measured Resources and the Probable Reserves have been included in the Indicated Resource. The modifying factors, as applied by Caledonia, have not been applied to the Minxcon Mineral Resource. The Indicated and Inferred Mineral Resource categories remained the same as the Mineral Resource calculated by Caledonia.

Table 1: August 2014 Mineral Resource as Verified by Minxcon
Mineral Resource Category	Tonnage	Au	Au Content	Ounces
	t	g/t	kg	oz.
Measured Resource	1,572,733	3.91	6,146	197,606
Indicated Resource	2,478,902	3.77	9,340	300,288
Total Measured and Indicated	4,051,635	3.82	15,486	497,895
Inferred Resource	3,344,831	5.11	17,106	549,963
Notes:
1.	Tonnes are in situ.
2.	All figures are in metric tonnes.
3.	Mineral Reserves are included in the Mineral Resource.
4.	Mineral Resources are stated at a 1.96 g/t cut-off.
5.	No geological losses were applied to the tonnage.
6.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.
7.	The tonnages are stated at a relative density of 2.86 t/m3.
8.	Conversion from kg to oz.: 1:32.15076.

6.5	Study Level Assessment

Most of the Mineral Resources stated for the area below 750 m Level are in the Inferred Resource category, giving it a low level of confidence.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	22

7	LOGISTICS

7.1	Current Mining Logistics

Blanket Mine currently has several small shafts reaching different depths (see Figure 6). The existing operating mine bottom level is at 750 m below collar. This area is serviced by Jethro shaft, No. 5 Winze and 4 Shaft. The position of each is illustrated in Figure 6.

The above 750 m area is serviced by strike development from the shafts on five main levels, namely 7 Level (140 ml), 9 Level (230 ml), 14 Level (510 ml), 18 Level (630 ml) and 22 Level (750 ml). The shafts currently utilised at Blanket Mine are illustrated in Figure 7.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	23

7.1.1	Jethro Shaft

This shaft measures 3 m x 2 m and is mainly used to transport men and small quantities of material underground to 230 Level and 510 Level. On these levels the men and material travel to their designated working areas.

7.1.2	5 Winze

5 Winze is a 3 m x 2 m sub-shaft situated underground, which transports men and material further down from 510 level (the deepest of the Jethro shaft) to 750 Level which is currently the deepest operating level at Blanket Mine.

7.1.3	Blanket Shaft or 4 Shaft

The main production shaft is Blanket shaft (“4 Shaft”) which is a 4 m x 2 m two-compartment shaft, mainly used to hoist ore and waste rock from 750 Level back to surface. The capacity of 4 shaft is 3,000t/day and it is currently underutilised because of the infrastructure and mining constraints.

7.2	Below 750 Level Project

The next production target mining areas will be between 750 m and 1,500 m below collar. Future production growth and the ability to sustain this production required optimisation of current shaft infrastructure and the establishment of new infrastructure. These projects are explained in the following section and are illustrated in Figure 8.

7.2.1	Tramming Loop and Storage Capacity (Silos)

The most important projects are the development of the tramming loop between 4 Shaft and the position of the new Central Shaft position, and the creation of extra storage capacity (see Figure 9). The tramming loop will be developed on 750 Level and the extra storage capacity (silos) at 4 Shaft. This is necessary to enable the handling of the extra 200t/day of waste that will be generated with the sinking of the Central Shaft from 630 Level. The current tramming haulage on 750 Level is operating at just below maximum capacity. Two extra ore/waste silos with a capacity of 250t/each will be developed above the loading level on 765 m. The silos should be in place by the end of May 2015, which will then handle the extra (200t/day) waste tonnes from the Central Shaft which will commence with sinking in August 2015.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	24

Before the sinking of the Central Shaft can commence, the tramming loop must be completed. The loop will be developed from two starting positions, Central Shaft and 4 shaft. The two ends combined will produce a 96 t/day of which only 48 t/day will have to be transported through the current 750 m loop. The tonnes generated from the existing 4 shaft will be loaded directly into the shaft and will not be constrained by the existing 750 m Level loop. The tramming loop should be completed by the end of July 2015.

7.2.2	6 Winze

6 Winze is a sub-shaft starting near the bottom of 5 Winze sub-shaft. 6 Winze will be developed with the main purpose of gaining access to the below 750 Level Blanket areas. The sinking of 6 Winze will be completed in 3 phases of which the first will be a blind sink from 750 Level to 870 Level. The 2nd and 3rd phase of sinking 6 Winze will take place at a later stage. The 2nd phase will be a raise bore hole from 1000 Level back to 870 Level, which will take place as soon as access to 1000 Level from the Central Shaft and the haulage access to the 6 Winze position have been established. The 3rd phase will be completed by blind sink from 1000 Level to 1120 Level. Production from 6 Winze will be limited to 500 t/day, due to the winder capacity limitation, and hoisted to 750 m Level. From here it will be transported for hoisting to surface at 4 shaft until the completion of Central Shaft.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	25

7.2.3	Central Shaft

The new shaft will be sunk from both surface and 630 Level (see Figure 11) to enable the mine to complete the shaft in a shorter time period. Between now and August 2015 the winding chambers on 630 Level, the stage and kibble winches and loading arrangements will be completed, in order to allow shaft sinking to commence in August 2015. During the same period, the preparation of the position of the surface shaft must be completed, sinking stage and kibble winders or permanent winders, if available, must be installed and pre-sink must be completed before sinking can commence. In August 2015 the sinking both the surface shaft and sub-shaft will commence. A plug will be left between the surface and the sub-shaft, should the sinking of the surface shaft be completed before the sinking of the sub-shaft.

Ideally, the permanent winders should be in place on surface to complete the sink. If this is the case, the sinking stage of the sub-shaft will be cleared from the shaft when sinking is completed, the plug will be removed and equipping will be started from surface down to the bottom. If the surface shaft is completed before the sub-shaft, equipping can commence with the plug in place.

If the permanent winders cannot be sourced in time, the surface shaft will still be equipped from surface and the stage will be removed on 630 Level. The sub-shaft will be equipped with the sinking winders on 630 Level. The sub-shaft will be sunk down to 1,080 m below collar. The sinking stage will be left at the bottom of the shaft. The Central Shaft should be operational mid-2017.

The deepening of the shaft will be done through 6 Winze. 6 Winze will be deepened from 860 m by raise boring from 1,000 m though the connection made with the new Central Shaft. After 6 Winze is deepened to 1,000 m, 6 Winze will be deepened further by blind sinking to 1,120 m. The sinking stage will be left in shaft bottom through which development will be done back to underneath Central Shaft on 1,120 m Level. A raise bore hole will be driven up from 1,120 m level to hole into the bottom of Central Shaft at 1,000 m. Central Shaft will be equipped down to 1,120 m and loading flask and other loading will be moved down to 1,120 m along with the development of associated rock passes. This process is can be repeated in the future to extend the operations deeper, however this extension was not part of the PEA. Figure 11 illustrates the Central Shaft extension down to 1,000 m below collar.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	26

The new Central Shaft will be used for all men, material and rock hoisting to all levels once completed. 4 shaft and Jethro shaft and will only be used as second egress and up-cast ventilation.

7.2.4	Haulages

Main haulages will be required for all levels below 750 m. Haulage development is planned at 50 m per month for each crew. At a certain stage of the Project, four haulage development crews will operate at the same time; this is also apparent from the capital schedule reviewed by Minxcon. The haulages required at Blanket Mine are illustrated in Figure 12. The red arrows indicate the direction in which these haulages will be developed.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	27

7.3	Project Schedule

All the Projects were based on the rates detailed in Table 2. These rates were based on actuals achieved at Blanket Mine and by benchmarking from the mining industry.

Table 2: Mine Design Criteria - Projects
Project Description	Unit	Value
Haulage Development	m/month	50.00
Tramming Loop Development	m/month	50.00
Central Shaft Sinking	m/day	1.80
6 Winze Sinking	m/day	1.00

Figure 13 illustrates the schedule of all the Projects. The tramming loop, silos and 6 Winze have already started. With the current schedule and rates applied there should be sufficient time available to complete all Projects before the above 750 m level area is depleted, unless any major stoppages occur.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	28

The development of 6 Winze and the tramming loop is currently in progress at the mine.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	29

7.4	Study Level Assessment

The Project Schedules are considered achievable. The development rates of shafts, haulages and establishment of stopes are based on historical production rates.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	30

8	MINING

8.1	Mine Design Criteria

The Mineral Resource block list indicating the positions, tonnes and grade of each of the Mineral Resource locks were used to develop the PEA LoM plan. The resource blocks were ranked according to location and Mineral Resource category within each mining area that was used to guide the extraction sequence of the resource blocks. A total of nine mining areas were identified; the associated mining rates are illustrated in Table 3.

Table 3: Mine Design Criteria - Stoping
Description	Unit	Value
Above 750 level Blanket Production	t/day	50
Below 750 level Blanket Production	t/day	500
Above 750 level AR Main Production	t/day	400
Below 750 level AR Main Production	t/day	500
Above 750 level AR South Production	t/day	500
Below 750 level AR South Production	t/day	500
Above 750 level Eroica Production	t/day	200
Below 750 level Eroica Production	t/day	300
Above 750 level Lima Production	t/day	50

A 2-month stope preparation delay was incorporated in the Project schedules for each area. The above illustrated rates include the required on-reef development. All other development is accounted for in the Project schedule and the capital estimation.

The extraction sequence started with the Measured and Indicated Mineral Resource blocks, followed by the Inferred Resource blocks. The position of the resource blocks was determined by studying the available mine plans relative to the shafts, depth below surface and following the mining method mining sequence. The mining method sequence generally starts with the resource located at the bottom of each level and moves upwards.

8.2	Modifying Factors

As required by the NI43-101 code, modifying factors must be applied to adjust the in situ Mineral Resource to an accurate plant feed, volumes and grade. The applied modifying factors are:-
•
Extraction rate – A 100% extraction rate was applied to the Measured and Indicated Resource blocks and 70% to the Indicated Resources in pillars (Indicated Pillars). The Indicated pillars are resources that were left behind as pillars either for shaft stability, cones or crown pillars. These factors are supported by historical information. For the Inferred Mineral Resources a 60% extraction rate was applied, based on an informed assumption. The extraction rate discounts the amount of tonnes available for mining and gold content equally.

•	Dilution – Waste dilution was applied based on a 10 cm over break into the hanging wall and 10 cm into the footwall.
•
Mine Call Factor (“MCF”) – The aim of applying an MCF is to account for differences between shaft head grade and Reserve grades that are supported by historical measurements. Historical data indicated that a 100% MCF can be achieved, Table 4.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	31

Table 4: MCF Historical data
Year	Milled Tonnes	Gold Recovered	Gold in Tails	Gold Accounted For	Total Mined Tonnes	Mined Grade	Gold Called For	MCF
	t	oz	oz	oz	t	g/t	oz	%
1998	215,580	24,194	3,604	27,798	216,330	4.56	31,716	88%
1999	205,330	22,838	2,839	25,677	199,787	4.27	27,428	94%
2000	193,300	23,725	2,859	26,584	187,466	4.34	26,158	102%
2001	195,400	24,748	3,204	27,952	176,625	4.71	26,746	105%
2002	179,891	26,773	3,236	30,009	178,329	5.19	29,756	101%
2003	173,700	24,525	2,234	26,759	165,887	4.80	25,600	105%
2004	178,896	24,119	2,416	26,535	185,302	4.60	27,405	97%
2005	212,319	24,783	2,867	27,650	212,176	4.05	27,628	100%
2006	99,361	11,685	1,342	13,027	94,824	4.08	12,439	105%
2007	100,082	9,885	1,098	10,983	100,082	3.70	11,906	92%
2008	81,987	7,687	760	8,447	81,987	3.75	9,885	85%
2009	103,445	11,295	1,117	12,412	103,445	3.54	11,773	105%
2010	153,501	17,707	1,540	19,247	153,501	3.75	18,507	104%
2011	299,257	35,826	2,738	38,564	299,257	3.85	37,042	104%
2012	363,725	45,464	3,057	48,521	363,725	3.83	44,788	108%
2013	392,320	45,527	3,269	48,796	392,320	3.99	50,328	97%
Tot/Ave	3,148,094	380,781	38,181	418,962	3,111,043	4.19	419,104	100%

8.3	Equipment

The envisioned new mining equipment and fleet items, with their quantities and associated costs, for the Blanket mine are illustrated in Table 5.

Table 5: Mining Equipment
Description	Units	Total Cost
		USD
Main Shaft
10-Tonne Loco's	4	130,000
5,25-Tonne 3 m³ Side-Tipping Granby Cars	40	253,878
LM57 Loaders	6	38,889

The equipment listed will be required to meet expansion demands. Other mining equipment required, such as drills and air legs will be refurbished and re-allocated to new working areas. Blanket currently owns sufficient amount of drills and air legs to satisfy the required production increases.

8.4	PEA LoM Plan

The PEA LoM plan includes only Blanket Mine, which is divided into 2 main areas, namely the Above 750 Level and Below 750 Level (Figure 14).

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	32

8.4.1	Blanket LoM Profile

The production tonnes illustrated in the NI report only include Measured and Indicated Resources and are restricted to the area above 750 m Level. The PEA includes the NI profiles, as well as all Inferred resources Below 750 m Level. The tonnes included in the NI are combined in Figure 15, showing only the Inferred tonnes for Eroica and Lima Above 750 m Level and split for the Below 750 m Level production tonnes.

The above figure indicates a production profile of between 50k tonnes per month and 55k tonnes per month. To achieve this, the AR Main and AR South profiles were delayed by approximately two years and Eroica by 2.5 years. The associated gold production from the different areas is illustrated in Figure 16.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	33

The Mineral Resource category tonnes split between Measured, Indicated and Inferred is illustrated Figure 17.

Measured tonnes, as well as the majority of the Indicated tonnes are included in the Reserve LoM plan. No Inferred tonnes were included in the Reserve LoM plan and were scheduled in such a way that it created the tail-end of the production profile. The production profiles illustrated in the rest of this Report includes the NI tonnes and Inferred tonnes and are only separated into the different mining areas to illustrate their individual contribution to the overall PEA LoM plan.

8.4.2	Above 750 Level PEA LoM Plan

The combined production for Blanket mine Above 750 m is illustrated in Figure 18.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	34

The AR Main and AR South ore bodies make the biggest contribution to the total production from Blanket Above 750m level. The production volumes of the Blanket reef are restricted due to infrastructure limitations, but increases as capacity becomes available after the depletion of AR South. The production split for Blanket Above 750 m will be illustrated in more detail in the following sections.

8.4.2.1	Above 750 Level Blanket

Illustrated in Figure 19 is the Blanket mining area, which is included in the PEA LoM plan. This area encompasses the Leader ore body, 4 ore body, 2 ore body, 1 ore body, quartz ore body and BF ore body.

Illustrated in Figure 20 is the contribution of the Blanket mining areas above 750 m. The Production rate from these areas are constrained by the capacity of the existing underground infrastructure and after an initial build-up to 100 t/d production rate will further increase to 450 t/d in 2020 and will continue until the resources are depleted; the production profile is illustrated in Figure 20.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	35

8.4.2.2	Above 750 Level ARM and ARS PEA LoM Plan

At present, the main production tonnes are from the ARM and ARS mining areas (illustrated in Figure 21). Production from these areas will continue at high volumes, unlike other areas.

Figure 22 illustrates the contribution of the Above 750 m AR Main and AR South mining areas to the PEA LoM plan.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	36

8.4.2.3	Above 750 Level Eroica PEA LoM Plan

The Above 750 m Eroica mining area is illustrated in Figure 23. This area is planned to produce 200 t/day.

Illustrated in Figure 24 is the contribution from the Eroica Above 750 m area.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	37

8.4.2.4	Above 750 Level Lima

This area is the furthest North and only produces on the shallower levels (140 Level and 230 Level). The remaining resources are only located above 750 m Level (Figure 25).

The current production rate planned for this area is 50 t/day. Production will increase to 100 t/day in 2016. Ultimately, when required infrastructure becomes free to handle the additional tonnes, the rate will increase to 300 t/day until depletion (Figure 26).

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	38

8.4.3	Below 750 Level PEA LoM Plan

The area below 750 m mainly comprises Inferred Mineral Resources. Existing shaft infrastructure does not extend deep enough to access this area. The new Central Shaft will access this area and the existing 4 shaft will be equipped with an extractor fan and used as the up-cast shaft. The production from this area is illustrated in Figure 27.

8.4.3.1	Below 750 Level Blanket PEA LoM Plan

The Below 750 Level Blanket mining areas will be accessed from 6 Winze (Figure 28).

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	39

These areas will contribute to the PEA LoM plan. The stand-alone PEA LoM plan for this area is illustrated in Figure 29.

The schedule currently in place to reach full production from Below 750 level Blanket is illustrated in Figure 30. Also evident from the figure is the timing of first production from the area, which is April 2016. A production build-up will occur until May 2017, when full production from the area will be achieved at 500 t/day. Figure 30 indicates that there is sufficient time planned to complete 6 Winze and, should everything go according to plan, production from the Below 750 m areas might start earlier than expected.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	40

8.4.3.2	Below 750 Level ARM and ARS PEA LoM Plan

The Below 750 level ARM and ARS areas will be accessed from the Central Shaft (see Figure 31).

The below 750 m ARM and ARS mining areas are the main production areas and approximately 900 t/day are expected from these areas. The contribution of these areas to the PEA LoM plan is illustrated in Figure 32.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	41

Illustrated in Figure 33 is the planned schedule for the ARM and ARS Below 750 level areas. It is evident that the sinking of the shaft is highly dependent on completion of the tramming loop. Completion of the shaft to 1,080 m is expected in September 2017, which will provide access to the 870 Level and 1000 Level. Production from ARM and ARS can be started in April 2018, however, the production from these areas are delayed to ensure an overall constant plant feed rate of between 50 ktpm and 55 ktpm.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	42

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8.4.3.3	Below 750 Level Eroica PEA LoM Plan

The Below 750 Level Eroica area will be accessed from haulage extensions of the Central Shaft (Figure 34).

Eroica will start with production after ARM and ARS as haulage development will continue from these areas. Eroica’s contribution to the PEA LoM production plan is illustrated in Figure 35.

Haulage development to Eroica will take approximately 20 months (Figure 36). All available stoping crews will be moved from AR Main and AR South after their deployment to Eroica to shorten the LoM production tail. Stoping operations from Eroica will be delayed by 18 months to maintain the targeted 50 ktpm – 55 ktpm plant feed rate.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	44

8.5	Labour Requirements

The labour cost is forecasted to increase by 21% when the forecasted production increases to 660,000 tonnes per year which is a result of the increase in total mine employees from 1,118 to ±1,350. A breakdown of the current mine employees is displayed in Figure 37. The majority of the employees (42%) are the directly related mining employees and this is also the area which sees the majority of the increase in employees with the increase in tonnage.

8.6	Study Level Assessment – PEA Mine Plan

The PEA LoM plan to expand the operation to the Below 750 m Levels are based on current proven mining methods and rates. Hence the accuracy of the PEA LoM plan can be supported by historical performance figures that implies that it is very likely that the PEA LoM plan will achieve the set schedule. The same applies to the labour requirements.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	45

9	ENGINEERING AND INFRASTRUCTURE

In order to increase production, various expansion projects have been planned for the Blanket mining operations. Expansion projects will consist of the Below 750 m Level expansion project. These projects will not only increase the annual production but it will also increase the total LoM. Infrastructure associated with these expansion projects include the sinking of a new Central Shaft in-between the AR Main and AR South ore bodies.

9.1	Surface Infrastructure

9.1.1	Blanket Mine

The existing infrastructure at the Blanket mine will be utilised in parallel with new infrastructure and is specifically aimed at targeting the Below 750 m Level mining areas. The extensions will entail the sinking of a new vertical shaft from surface as well as the sinking of a new sub-shaft located close to the bottom of 5 Winze. This sub-shaft is known as 6 Winze and it will be used to access the Blanket Below 750 m Level mining area and provide secondary access to the new Central Shaft.

The new Central Shaft will have a 4-compartment, 6 m diameter layout, equipped with a 3,642 kW double-drum winder. This shaft will be used as the main hoist for men, material and rock. The shaft will also be equipped with a service winder for routine maintenance in the shaft. On surface, a 900 mm wide, 50 m long overland waste conveyor will transport waste rock to a rock dump. Additional supporting surface infrastructure will include shaft offices, change rooms, lamp rooms, etc. New housing for both senior and junior staff is also planned in anticipation of the increased production profile.

9.1.1.1	Services

Power
Power to this new shaft complex will be supplied via a 2.5 km 33 kV overland power line leading to the shaft sub-station. Power will be distributed through 3 x 6 MVA 33 kV/ 6.6 kV/ 525 V transformers and its associated switchgear. For the underground environment 50 kVA 550 V/110 V transformers will be used to step power down from 550 V for lighting purposes while larger 250 kVA 6.6 kV/550 V transformers will be used to drive larger components such as conveyors.

Water
Capital is allowed for new pumps, valves and pipelines to be used for the reticulation of water on surface. Service water will be transported through these pipelines separate from potable water. Water on surface will be used for fire suppression and will service the ablution facilities of the shaft offices and change houses. New 80/250 single stage stork pumps will service the dams and water will be pumped through a 250 mm Asbestos Cement (“AC”) pipeline system to the new shaft complex.

Air
In conjunction with the Central Shaft, a new compressor house, complete with a 15 t overhead gantry, will be built on surface. This compressor house will house a Centac C1000 180 MX3 unit capable of 6,420 cfm at a pressure of 7 bar. This additional compressed air supply will complement the existing compressed air infrastructure in order to sustain the increased tonnage profile and subsequent increase in drilling equipment.

9.2	Underground Infrastructure

The No 5 Winze currently extends from 140 m Level down to the 750 m Level. The No 6 Winze will extend down to 1000 m Level. Men and material will be hoisted via the Jethro vertical shaft, No 5 Winze and the new 6 Winze to the new underground mining areas in the interim until the Central Shaft is commissioned. An additional tipping loop on 750 m Level will be established, along with new silos next to the No 4 vertical shaft. This will provide the necessary capacity to hoist the extra waste generated from the development of the new Central Shaft as described in the Below 750 m Level expansion programme.

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Development waste and ore will be hoisted with two 5 t and two 12 t auto discharging rock skips through the Central Shaft after it is commissioned. 1080 m Level will be equipped with a crusher and loading station as well as ore bins. The loading arrangement will be equipped with automated loading flasks and spillage bins similar to the current arrangement as on 765 m Level at 4 shaft.

LM57 loaders will load onto 10 t locos equipped with 5.25 t 3 m³ side tipping Granby cars that will be used to convey ore and waste from the mining areas to the loading station and the necessary side tipping ramps and grizzlies have been allowed for on 750 m Level. In addition to this infrastructure, bin chutes and conveyors fed by vibrating feeders have been allowed for on 765 m Level to assist in the transport of reef and waste from the bins to the shaft for hoisting.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	47

10	PROCESSING

10.1	Process Design Criteria

Table 6: Process Design Criteria
Source ("S")
	A	PEA LoM Plan
Blanket Mine	B	Experience/Best Practice
PEA Study	C	Calculation
	D	Estimate
Process Design Criteria	E	Historic Production
	F	Client Info

Item	Value	Unit	S	Comment
Operating Parameters
Days per month	27.0	days/month	B	at 90% availability
Hours per day	22.0	hr/day	B	at 90% running time
Total throughput	60.0	ktpm	A	Average throughput at steady state
Total throughput	101.0	tph	C
Feed grade	4.0	g/t	A	Average feed grade
Blanket RoM recovery	93.5%	%	E
Gravity recovery	50%	%	F
Crushing
Jaw capacity	160	tph	F, D	Estimate based on size
Cone capacity	180	tph	F, D	Estimate based on size
Crushing hours	13 to 14	hr/day	C
Milling
Milling hours	22 to 24	hr/day	B	at 90% running time
Gravity gold	120.0	kg/month	C
Leaching
CIL feed grade	2.0	g/t	C
CIL capacity	185.0	tph	F
CIL tank size	4,640.0	m3	F
Retention time	33.0	hr	C
Elution
Carbon loading	2.0	kg/t	D
Carbon eluted	57.0	t C/month	C
Elution capacity	4.0	t	F	Two elution columns at 2 tonnes each
Elutions per month	15.0	elutions/month	C
Note:
1.	Rounding errors may occur.

The Blanket mine plant recovery was based on historic production recoveries and is not expected to change in the future.

10.2	Process Description

In order to treat the between 50 ktpm and 55 ktpm of RoM material, the plant crushing and milling circuits will be upgraded. The upgrades and process flow is described in the following (see Figure 38 and Figure 39 for process flow schematics). The red dotted blocks indicate additions to the existing plant. RoM ore will be fed from the various shafts over jaw crushers to reduce the top size from -300 mm to less than 80 mm.

Tramp iron magnets will remove any scrap iron/steel ahead of the cone crushers. This is important as any iron products from underground will cause major damage to the crushers if allowed to enter the crusher bowl. Two new 32 x 20 jaw crushers will be installed to crush ore from the Blanket mine shafts. The crushed ore is stored on an open stockpile from where material is fed to the cone crushers. The cone crushers were upgraded recently and replaced by two 38" hydraulically adjusted Nordberg crushers. The crushers can operate independently and feed Osborne vibrating screens. The screened product, which is smaller than 10 mm, is delivered to the mill feed bin. The equipment quality is good and good maintenance is applied, which was apparent from the site visit observations.

The rod mill feed bin live capacity is small, which in turn requires that the crushers operate on a three-shift cycle to ensure that the rod mills have adequate feed for continuous operation. There are plans to install additional storage capacity which will result in reduced operating costs in the crushing circuit. The cone crushers can then operate for fewer hours at a higher throughput thereby reducing operating unit costs and introducing more flexibility.

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There are three open-circuit 6.5 ft. x 12 ft. rod mills with Blanket planning to add an additional 8 ft. x 12 ft. rod mill. The mill will operate in parallel, as shown in Figure 38. Each feed belt will have a mill feed mass meter which is used to control and measure the mill feed rate. The foundations of the previous mills were in the process of being demolished which leaves adequate space for future expansion.

Approximately 45% to 50% of the gold production is recovered as gravity gold. An additional Knelson will be installed next to the existing Knelsons. Concentrate from the Knelson concentrators will be further treated in new Acacia reactor units in the smelthouse. Although the installation will only be considered at a later date, provision has been made for the installation of Acacia reactors for upgrading of Knelson concentrates. The Gemini tables will be used initially with some modifications as these units operate effectively at present. The Acacia tailings will be recycled back into the milling circuit. Acacia concentrate will be transferred directly to smelting. The Knelson concentrator tails is pumped from a sump through cyclones whose underflow reports to the existing 12 ft. x 16 ft. ball mill. An additional 12 ft. x 22 ft. ball mill will be added. The mills will operate in closed circuit with the cyclone.

The product from the Knelson tails cyclone overflow and the regrind mills discharge is pumped into the CIL plant. The CIL consists of one pre-aeration tank and eight leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon take place. Oxygen generated from a pressure oxygen plant is added into the first CIL tank; liquid oxygen is also available in the event of the oxygen plant being out of circuit for maintenance or breakdowns. There is a TAC 1000 cyanide online analyser which measures and controls cyanide addition. This process control system, in conjunction with oxygen injection, leads to reduced cyanide consumption.

Elution of the gold from the loaded carbon and subsequent electrowinning is done on site. There are two 2.5 tonne elution columns which operate in parallel. The design of the columns is unique; the elution process as well as the electrowinning steps take place in the same pressurised vessel. The advantage of this is that there is no circulation of solution outside the vessel which requires heat exchangers for heating and cooling. The overall effect is that the system is very energy-efficient and cost-effective. During electrowinning the gold is deposited on wire wool cathodes within the elution column, the loaded cathodes are removed on a planned cycle and acid-digested. The resultant gold solids from acid digestion and the re-dressed gold concentrate from Knelson concentrators are smelted into bars. The granular activated carbon is kiln regenerated before it is recirculated back to the CIL section. Loaded carbon is not acid treated in an attempt to reduce reagent costs. Carbon reactivation has remained acceptable although the acid treatment can be re-introduced if this is required.

The gold bullion, in the form of doré bars, is delivered, as required by Zimbabwean gold-mining law, to the Government-operated Fidelity for sampling and onward delivery to the Zimbabwe gold refinery.

Power is supplied from the national grid, but a fully-automated, diesel-driven power plant is available when power trips occur. The diesel power generation sets have a capacity of 10 Megawatts and can service both the mine and the plant when required.

The plant tailings from CIL are reduced in cyanide content and deposited on two licensed tailing impoundment areas situated close to the plant. The maximum amount of tailings water is pumped back to the metallurgical plant for re-use. Daily management and operation of the tailing deposition area is contracted out to the Zimbabwean subsidiary of Fraser Alexander.

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Figure 38: Process Flow Schematic - Comminution Circuit

New Central Shaft
Metal Detector
2 x 32" x 20" Jaw
Sandvik Screen 1000 x 800
2 x R420 Cyclone
Osborn Screen 5149 x 1840
2 x 36" SBS Crushers
Mill Feed Bins
Weightometers
Automatic Samplers
BM7 6.5' x 12' 75mm Rods at 33 to 37% load
BM4 6.5' x 12' 75mm Rods at 33 to 37% load
BM3 6.5' x 12' 75mm Rods at 25% load
New Rod 8' x 12'
Delkor Linear Screen 13.5 x 3.5 m 0.55 mm
10/8 Warman Pump
38 x 100 mm Cluster cyclones & Sample Cutter
To CIL
3 x 30" CD KC
Concentrate to Acacias in Smelthouse
8/6 Warman
Regrind Mill 12' x 16' 40 mm balls @ 25%
6/4 Warman
Regrind Mill 12' x 22'
6/4 Warman
8/6 Warman

Process Flow Schematic – Communition Circuit

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	50

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11	CAPITAL

11.1	Basis of Estimate

Capital contained in this section was supplied by the client and reviewed by Minxcon. The capital is deemed sufficient and all major infrastructure costs have been accounted for. In addition to the capital estimation, sustaining capital was applied to the LoM profile. Sustaining capital expenditures are capital expenditures resulting from improvements to and major renewals of existing assets. Such expenditures serve to maintain existing operations, but do not generate additional revenue.

11.2	Capital Cost Summary

Capital for the various key expansion project items are illustrated in Table 7. These projects include the sinking of a new main shaft and the No 6 Winze extension Below 750 m Level.

Table 7: Expansion Project Capital Estimation
Item Description	Total Cost
USD
Construction Machinery	712,963
New Central Shaft *	22,303,316
Haulage Development	7,040,000
Electrical	27,500
Metallurgical Plant	6,944,184
Mine Engineering	245,000
Mechanical Engineering	1,246,101
Technical	130,520
Health, Safety & Environment	150,000
Human Resources	45,000
No 6 Winze	1,000,000
Blanket Deep Drilling Project	6,800,000
Total	46,644,584
* The capital estimate for the central shaft is an all-in capital cost to sink and the equip the shaft to hoist men, material and rock

The total capital estimation including sustaining capital over the LoM is illustrated in Table 8.

Table 8: Total Capital Estimation
Item Description	Total
Sustaining Capital	18,417,507
Project Capital	46,644,584
Total	65,062,091

11.3	Processing

Processing Capital Cost (Table 9) details the capital required to upgrade the comminution (crushing and milling) circuits at the Blanket Plant over the next four years (2015 to 2018). The upgrades will allow the circuits to process the targeted mine tonnes of 55 ktpm. The leaching as well as the elution and smelting circuits have sufficient capacity. The capital expenditure schedule is in line with the tonnes ramp-up according to the PEA LoM plan.

The following major upgrade activities are planned between 2015 and 2018:-
•	Install two new Telsmith (32" x 20") jaw crushers, one at the no. 4 shaft and the main shaft each.
•	Extension of the jaw crusher product stockpile.
•	Additional primary and regrind mills with auxiliary equipment such as feed weightometers and slurry pumping.
•	Addition of a Knelson concentrator.

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•
Although the installation will only be considered at a later date, provision has been made for the installation of Acacia reactors for upgrading of Knelson concentrates. The Gemini tables will be used initially with some modifications as these units operate effectively at present.

Table 9: Processing Capital Cost Summary
Item	Qty	Total (USD)
No. 4 shaft interlink trailer tipping c/w civils, feeders & conveyor	1	739,000
Upgrade primary surface crushers to 32" x 20" Telsmith	2	564,444
Primary crusher dust extraction/control system	1	150,000
Two step vibrating grizzly's for above granulators	1	85,690
Coarse ore stockpile extension c/w civil, feed & discharge conveyors	1	398,000
Fine ore bin c/w civils, c/w feed, tripping & discharge conveyors	1	886,200
Belt scale (weightometer) x 2 for new rod mills	2	154,000
Primary 8’x12’ rod mills c/w with drives, liners, civil & electrics	1	1,018,000
Regrind 3.66 m x 6.93 m ball mill c/w with drive, liners, civils & electrics	1	1,494,000
Rod & ball mill white metal bearing monitoring system	1	50,000
Girth gear lubrication system	1	25,000
Warman 8/6 slurry pumps complete with motors	3	156,000
Acacia CS2000 reactor & EW cell, spares, pumps, piping	1	755,180
Acacia CS1000 reactor & EW cell, spares, pumps, piping	1	422,670
Top floor extension to smelt house for Acacia EW cells		230,000
Knelson 30" CD concentrator	1	335,000
Total		6,944,184
Source: Blanket Mine

11.4	Capital Scheduling

Expansion projects are expected to span a period of approximately 5 years with minor capital being spent in the 6th year to finalise the various expansion projects. The capital schedule for this period is illustrated in Figure 40.

The total capital schedule over the LoM, including sustaining capital, is illustrated in Figure 41.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	53

11.5	Study Level Assessment - Capital

The capital estimation is mostly based on quotes that include installation costs and other costs associated with capital items. Hence, there is a high level of confidence in the capital estimation accuracy for the Below 750 m Level expansion Project.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	54

12	OPERATING COST

12.1	Mining

The operating costs used for Blanket Mine is based on the business plan received from the mine. The operating costs planned from October 2014 onwards are compared to the actual costs paid during 2012, 2013 and up to September 2014. The comparison was done to ensure that the planned opex, as received from the mine, is, in fact, achievable. The comparison is displayed in Figure 42. The increase in the cost per tonne in 2024 is a function of the decrease in production in the last years as displayed in Figure 43.

The increase in the total direct mining cost and the decrease in cost per tonne are a function of the increase in tonnes mined and milled from an average of 381,000 tonnes from 2012 to 2014 to a forecasted average of 663,000 tonnes from 2017 to 2022. The actual and forecasted costs per tonne are displayed against the tonnes milled to better indicate the effect it has on the cost per tonne.

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From Figure 42 and Figure 43 it appears that the planned production costs are very similar to the actual cost for 2012, 2013 and 2014, and would be an acceptable assumed rate. The labour is the highest contributor to the direct mining costs and make up 33% of the cost followed by the electricity that average 25% of the cost. The operating cost per milled tonne increased in year 2024 as a result of the smaller amount of tonnes actually produced against similar operating expenditure.

The costs were split between fixed costs and variable costs. The fixed cost component in the estimate was determined by identifying the activities which would remain fixed on the operation regardless of the tonnage produced. These activities are flagged as fixed in the model. It should be noted that some of the fixed costs (direct labour, electricity, water and others) would change with tonnage, whether it is a linear or step change. All activities of which the cost would directly change with tonnage, whether it is a linear or step change, has been assumed and flagged as variable cost. The majority portion of the costs is fixed.

Table 10 illustrates the average operating cost components over the LoM. Where relevant, the operating cost was linked to the ore tonnes produced. The cash flow was modelled on a variable costs basis for plant and mining consumable costs but fixed costs such as the administration, overheads and management were fixed independent of the tonnes mined. The mechanical engineering cost includes compressors, spares, rolling stock and transport. The other direct mining expense includes administration, security, human resources (“HR”) and safety health and administration costs. Procurement costs and other overheads are included in the operating costs as non-direct mining expenses. The non-direct mining costs make up 14% of the total mining cost. The costs displayed in Table 10 are based on the costs at steady state of 663,000 tonnes per annum.

Table 10: Fixed and Variable Mining Operating Cost
Direct Mining Expenses	Unit	Amount per Year
Fixed Direct Mining Expenses		At Steady State
Mechanical engineering	USD	2,985,359
Mining	USD	886,304
Electrical engineering	USD	1,199,464
Other	USD	2,822,078
ZESA Power	USD	7,341,154
Diesel cost	USD	245,280
Total non-management payroll Mining	USD	8,709,236
Management payroll Mining	USD	1,394,175
Other on-mine costs	USD	2,158,928

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Direct Mining Expenses	Unit	Amount per Year
Variable Direct Mining Expenses
Explosives Cost	USD/RoM t	3.2
Mining Steel Cost	USD/RoM t	1.3
Total Direct Mining Expenses	USD	30,680,790
Total Direct Mining Expenses	USD/RoM t	46.3
Non-Direct Mining Expenses	Unit	Unit
Fixed Non-Direct Mining Expenses
Other income/(expense)	USD	65,976
Exploration EPO fees	USD	422,004
CMC Management fee	USD	4,680,000
Total Non-Direct Mining Expenses	USD	5,167,980
Total Non-Direct Mining Expenses	USD/RoM t	7.8
Total Combined Mining Expenses	USD/RoM t	54.1

The total combined mining cost amounts to USD54.1/t with USD46.3/t relating to the direct mining expenditure.

12.2	Processing Cost

Table 11 summarises the operating costs for the plant. The costs were based on estimations supplied by Blanket and modified according to the RoM tonnes. The costs were split between fixed and variable costs and are average at steady-state operation (between 2017 and 2020).

Table 11: Operating Cost Summary
Item	Unit	Monthly Averages	Yearly Averages
		at Steady State	at Steady State
Milled Tonnes	kt	55.18	662.18
Fixed Plant Expenses	USD'000	216.45	2,597.46
Milling Fixed Consumables	USD'000	26.13	313.56
Non-Management	USD'000	164.06	1,968.74
Management	USD'000	26.26	315.16
Variable Plant Expenses	USD/t	12.15	12.15
ZESA Power	USD/t	6.51	6.51
Diesel Power	USD/t	0.14	0.14
Cyanide	USD/t	2.38	2.38
Steel	USD/t	1.53	1.53
Other Consumables	USD/t	1.60	1.60
Total Plant Expenses	USD'000	886.97	10,643.70
Total Plant Expenses	USD/t	16.07	16.07

As shown in Figure 44, the expected operating costs are in line with historic unit costs.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	57

12.3	Study Level Assessment – Operating Costs

The operating cost estimation is based on current operational expenses and is regarded at a high level of confidence for the Below 750 m Level expansion Project. The planned operating costs will decrease as production volumes increase. The good correlation between the historical operating costs and the planned operating costs increases the confidence that the planned costs will be met.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	58

13	FINANCIALS

The scope of this valuation exercise was to determine the financial viability of the Project. This is illustrated by using the Discounted Cash Flow (“DCF”) method on a Free Cash Flow to the Firm (“FCFF”) basis, to calculate the nett present value (“NPV”) and hence the intrinsic value of the project in real terms. The intrinsic value is the amount considered, on the basis of an evaluation of available facts, to be the “true”, “real” or “underlying” worth of an item. Thus it is a long-term, Non-Market Value concept that smooths short-term price fluctuations. In mining, the intrinsic value refers to the fundamental value based on the technical inputs, and a cash flow projection that creates a NPV. Few of these inputs are market-related, except possibly for metal price, benchmarked costs and the discount rate applied.

The PEA study includes Inferred Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is no certainty that the PEA will be realised in terms of the Inferred Resources.

A company has different sources of finance, namely common stock, retained earnings, preferred stock and debt. Free cash flow is based on either FCFF or Free cash flow to equity (“FCFE”). FCFF is the cash flow available to all the firm’s suppliers of capital once the firm pays all operating expenses (including taxes) and expenditures needed to sustain the firm’s productive capacity. The expenditures include what is needed to purchase fixed assets and working capital, such as inventory. FCFE is the cash flow available to the firm’s common stockholders once operating expenses (including taxes), expenditures needed to sustain the firm’s productive capacity, and payments to (and receipts from) debt holders are accounted for. It must be noted that FCFF minus Nett Debt = FCFE.

The NPV is derived post-royalties and tax, pre-debt real cash flows, after taking into account operating costs, capital expenditures for the mining operations and the processing plant and using forecast macro-economic parameters. The valuation date for the Discounted Cash Flow is 1 October 2014.

13.1	Key Assumptions

13.1.1	Cash Flow Approach (Desktop DCF)

Basis of Valuation of the Mining Assets
In generating the financial model and deriving the valuations, the following was considered:-
•	The optimised cash flow model with economic input parameters.
•	The cash flow model is in constant money terms and USD.
•	A hurdle rate of 8.36% (in real terms) was calculated for the discount factor.
•	It is assumed that Blanket receives 98.5% of gold value in terms of the sale agreement with Fidelity.
•	The impact of the Mineral Royalties Act as per the Zimbabwean Mining Regulation.
•	Sensitivity analyses were performed to ascertain the impact of discount factors, commodity prices, grade, working costs and capital expenditures.
•	The full value of the operation was reported for Blanket Mine – no attributable values were calculated.
•	The model was set up in calendar years with year 2014 only including October to December.

13.1.2	Macro-Economic Forecasts

The following section includes the macro-economic and commodity price forecasts for the operation over the LoM. The USD gold price is in real monetary terms and is constant throughout the LoM. The model is set up in calendar years from January to December, starting October 2014. Table 12 displays the forecast for gold product in real terms, as received from the client. The historic gold price over the past 3 years averaged USD1,531/oz. and the 2014 average up to September 2014 averaged USD1,298/oz. By comparing the forecast to the Energy and Metals Consensus Forecast with an average gold price of USD1,237/oz. over the next four years, a gold price of USD1,250/oz. is considered to be an acceptable and appropriate forecast.

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Table 12: Gold Forecast
Item	Unit	LoM
Gold	USD/oz.	1,250
Gold	USD/kg	40,188
Source: Caledonia

Working Capital
The creditors and debtors days were calculated as the actual averages over the past 3 years. The creditors days were calculated at 93 days and debtors days at 15 days. In September 2014, Blanket’s working capital consisted of debtors payments of USD1.7 million to be received and outstanding creditor payments of USD3.5 million. This balance was also included in the working capital calculation of the financial model.

13.1.3	Recoveries

The ore from the Blanket Mine operation will be treated at the existing Blanket plant and its expected recovery percentage can be seen in Table 13. The recovery is detailed in Section 10.

Table 13: Recovery Percentage
Item	Percentage
Plant Recovery % Blanket Mine	93.5%

13.2	Regulatory Items

13.2.1	Corporate Taxes

The prevailing taxation regime for mining companies in Zimbabwe includes the following provisions:-
•	Corporate Income tax at 25%.
•	Exploration, development and capital costs can be expensed against profit in the year incurred or carried forward to be expensed against the first year of production.
•	Exemptions on customs duty and import taxes on capital items during exploration and development phases.
•	Withholding tax on dividend payments to non-Zimbabweans and on services provided by foreign suppliers at a rate of 5% to 15%, depending on the location of the payee.

13.2.2	Royalties

Mining royalties are charged in terms of the Mines and Minerals Act (Chapter 21:05). The royalties are collectable from all the minerals or mineral-bearing products obtained from any mining location and disposed by a miner or on his behalf. The royalties are chargeable whether the disposal is made within or outside Zimbabwe.

Zimbabwean tax laws and international pricing have pushed deliveries in the gold sector to decline by 26% within the first-half of 2014. A decision was made by the Government of Zimbabwe in its 2014 Mid-Year Fiscal Policy Review Statement to reduce the royalty on Zimbabwean gold producers from 7% to 5%, effective 1 October 2014. The royalty of 5% is, however, not tax deductible and the tax rate is applied on the earnings before royalty deductions.

13.3	Discount Rate

13.3.1	Beta

Beta is a measure of the volatility or systematic risk of a security or a portfolio in comparison to the market as a whole. The analyst must make two estimation decisions when setting up the Beta calculations:-

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1.
The first decision concerns the length of the estimation period. Most estimates of betas, including those by Value Line and Standard and Poors 500 (“S&P 500”), use five years of data, while Bloomberg uses two years of data.

2.
The second decision concerns the use of daily or intra-day returns, which will increase the number of observations in the regression, but exposes the estimation process to a significant bias in beta estimates related to non-trading, in particular small stocks.

Finding a measurable database for Zimbabwe is not possible. Minxcon considered two Exchange Traded Funds which includes a basket of equities: Junior Gold Miners ETF ((NYSEARCA:”GDXJ”) and Gold Miners ETF (NYSEARCA:”GDX”). This was measured against the S&P 500 typically used for Beta calculations. The S&P 500 is designed to be a leading indicator of U.S. equities and is meant to reflect the risk/return characteristics of the large cap universe. The S&P 500 is one of the most commonly used benchmarks for the overall U.S. stock market. The composite split of junior miners for the GDXJ is based on companies in the following countries which unfortunately are biased towards US and Australian companies but nevertheless gives an indication of a basket Beta: The United States (21.8%), Australia (11.2%), South Africa (2.4%), China (1.3%) and the United Kingdom (0.7%). The GDX consist of the global majors. Using a start date for the indices from 4 January 2010, the following betas were calculated over 56 months:-
•	GDX (Juniors) - 0.93741627;
•	GDX (Majors) 0.258442589 – this is very much aligned with current Betas of individual mines; and
•	Caledonia (Toronto price) – 0.81.

Measured monthly over a historic 2-year period, it is evident that Betas of the two gold indices, in particular that of Juniors, have declined. In contrast, those of Blanket Mine have increased.

Considering that less volatility recently occurred in the Betas of Gold operations, Minxcon proposes a Beta for Blanket Mine averaging between the longer term 0.81 and current number of 2.17 – i.e. – 1.50.

13.3.2	Capital Asset Pricing Model

To test the appropriateness of the discount rate for the specific Project, Minxcon used the Capital Asset Pricing Model (“CAPM”) to calculate the discount rate. The following were considered:-
•	The US Risk Free Rate (30 years) at 3.33% was considered as an acceptable risk-free rate at the time of the valuation.

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•	The market risk premium of 5.0%, a rate generally considered as being the investor’s expectation for investing in equity, rather than a risk-free government bond.
•
The beta of a stock is normally used to reflect the stock price’s volatility over and above other general equity investments in the country of listing – the Beta was calculated at 1.50 as described above.

Table 14: Nominal Discount Rate Calculation
Cost of Equity	Discount Rate
US Risk free rate	3.33%
Risk premium of market	5.0%
Operational Risk (Base Beta)	1.50
Nominal Cost of equity (CAPM)	10.83%
Real Cost of equity (CAPM)	8.36%

13.4	Operating Cost Summary

Whilst International Financial Reporting Standards (“IFRS”) sets out the form and content of a mining entity’s ﬁnancial statements, management may wish to present investors with supplemental information in the form of non-Generally Accepted Accounting Principles (“GAAP”) measures. Most commonly, these comprise earnings before interest and tax (EBIT), earnings before interest, tax, depreciation and amortisation (EBITDA) and various forms of adjusted proﬁt or underlying proﬁt based on management’s view of meaningful information for investors. Another common non-GAAP measure in the mining industry is cash costs, e.g., gold mining entities often present the cash cost per ounce of gold produced. Minxcon used the current Australian method of reporting that was suggested by the Gold Institute. This method is perceived as being uniform in the industry but basic differences still exist between countries. The operating costs in the financial model were broken down into different categories:-
(C1) Direct Cash Cost;
(C2) Production Cost; and
(C3) Fully Allocated Cost.

The definitions of these costs are as follows:-

(C1) Direct Cash Cost
C1 represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to market, less net by-product credits (if any). The M1 margin is defined as metal price received minus C1. Direct Cash Costs cover:-
•	mining, ore freight and milling costs;
•	ore purchase and freight costs from third parties in the case of custom smelters or mills;
•	mine-site administration and general expenses;
•	concentrate freight, smelting and smelter general and administrative costs;
•	matte freight, refining and refinery general and administrative costs; and
•	marketing costs (freight and selling).

(C2) Production Cost
Production Cost (C2) is the sum of net direct cash costs (C1) and Capex. The M2 margin is defined as metal price received minus C2.

(C3) Fully Allocated Cost
Fully Allocated Cost (C3) is the sum of the production cost (C2), indirect costs and net interest charges. The M3 margin is defined as metal price received minus C3. Indirect costs are the cash costs for:-
•	The portion of corporate and divisional overhead costs attributable to the operation;
•	Research and exploration attributable to the operation;
•	Royalties and "front-end" taxes (excluding income and profit-related taxes);
•	Extraordinary costs i.e. those incurred as a result of strikes, unexpected shutdowns etc.; and

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•
Interest charges including all interest paid, both directly attributable to the operation and any corporate allocation (net of any interest received) on short-term loans, long-term loans, corporate bonds, bank overdrafts etc.

Costs reported for the Blanket Mine, which consist of plant and mining operating costs are displayed in Table 15. Other costs (C3) include the general and administration fees, Caledonia management fees as well as overheads. Detail about the operating cost and the breakdown of the mining and plant costs are described in the mining and plant cost sections. The royalty amount includes the Zimbabwean revenue royalty of 5%.

Table 15: OPEX Summary over LoM
Item	Unit	Amount	Unit	Amount
Net Turnover	USD/Milled tonne	151	USD/Gold oz.	1,250
Mine Cost	USD/Milled tonne	46	USD/Gold oz.	379
Plant Costs	USD/Milled tonne	16	USD/Gold oz.	136
Other Costs	USD/Milled tonne	4	USD/Gold oz.	30
Direct Cash Costs (C1)	USD/Milled tonne	66	USD/Gold oz.	546
Capex	USD/Milled tonne	11	USD/Gold oz.	92
Production Costs (C2)	USD/Milled tonne	77	USD/Gold oz.	637
Royalties	USD/Milled tonne	8	USD/Gold oz.	63
Other Cash Costs	USD/Milled tonne	9	USD/Gold oz.	75
Fully Allocated Costs/ Notional Costs (C3)	USD/Milled tonne	94	USD/Gold oz.	775
NCE Margin	%	38%	%	38%
EBITDA*	USD/Milled tonne	69	USD/Gold oz.	567
EBITDA Margin	%	45%
Gold Recovered	oz.	707,934
Notes:
1.	* EBITDA excludes capital expenditure.
2.	Numbers may not add up due to rounding.

Direct Cash cost for Blanket is USD66/milled tonne that equates to USD546/oz. which is below the global cash cost of USD767/oz.

Blanket Mine has a fully-allocated cost of USD94/milled tonne that equates to USD775/oz. The fully-allocated cost is displayed per ounce together with the gold price of USD1,250/oz. that was used in the LoM. During year 2024 the tonnes mined decreases, but the grade mined increases, resulting in lower cost per ounce produced.

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13.5	Capital Estimation Summary

The capital schedule for the Blanket mining operations for the LoM is illustrated in Figure 47. Detail about the capital is described in the relevant capital sections. Sustaining capital expenditures are capital expenditures resulting from improvements to and major renewals of existing assets. Such expenditures serve to maintain existing operations, but do not generate additional revenues. Total capital expenditure over the LoM is USD65 million with the peak capital expenditure of USD17 million during 2016.

13.6	Saleable Product

The saleable product ounces per year are illustrated in Figure 48. The average recovery over the LoM is 93.5% for an average grade of 4.02 g/t.

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A breakdown of the tonnes and ounces used in the LoM are displayed in Table 17. The PEA LoM plan included Mineral Resources that were diluted by using the modifying factors described in the mining section.

Table 17: Production Breakdown in LoM
Item	Project	Blanket Mine LoM
Ore Tonnes Mined	Tonnes ('000)	5,855
Average Mined Grade	g/t	4.02
Total Oz. in PEA LoM Plan	oz.	757,148
Grade Delivered to Plant	g/t	4.02
Metal Recovered
Recovered grade	g/t	3.76
Yield/Recovery	%	93.5%
Total Oz. Recovered	oz.	707,934

13.7	Valuation Summary

The highlights of the valuation conducted by Minxcon are discussed in the following sections. Table 18 illustrates the Project NPV at various discount rates with a best-estimated value of USD147 million at a real discount rate of 8.36% and an IRR of 267%.

Table 18: Project Valuation Summary – Real Terms
Item	Unit	Value
Real NPV @ 0.00%	USDm	239
Real NPV @ 5.00%	USDm	169
Real NPV @ 8.36%	USDm	147
Real NPV @ 10.00%	USDm	123
Real NPV @ 15.00%	USDm	91
Internal Rate of Return (IRR)%		267%

Table 19 illustrates the Project profitability ratios.

Table 19: Profitability Ratios
Item	Unit	Profitability Ratios
Total ounces in PEA LoM plan	oz.	757,148
In situ Mining Inventory Valuation	USD/oz.	195
LoM	Years	11
Present Value of Income flow	USDm	261
Present Value of Investment	USDm	39
Benefit-Cost Ratio	Ratio	6.7
Return on Investment	%	568%
Average Payback Period	months	10

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Item	Unit	Profitability Ratios
Peak Funding Requirement	USDm	-2
Peak Funding Year	Year	2014
Break Even Milled Grade (Including Capex)	g/t	2.49
Incentive Gold Price (Including Capex)	USD/oz.	775

13.7.1	Monte Carlo

In order to evaluate risk, a Monte Carlo simulation was developed using a population of 5,000 simulations. This is a tool which allows the simulation of random scenarios to determine the effect thereof. Minxcon simulated various input parameters using a range in which a parameter is expected to vary (see Table 20).

Table 20: Monte Carlo Input Ranges
Input	Min	Max	Current	Min	Max
Gold Price (USD/oz.)	80%	120%	1,250	1,000	1,500
Grade (g/t)	90%	110%	4.0	3.6	4.4
Fixed Costs (USD/t)	95%	105%	56	53	59
Variable Cost (USD/t)	95%	105%	10	9	10
Mining Capex (USD)	95%	110%	58	55	64
Plant Capex (USD)	95%	105%	7	7	7

The simulation was done on the LoM model. The results of the simulation are depicted in Figure 49. Using these figures in the Monte Carlo model, the value range of the Blanket operation plots between USD105 million (Q25%) and USD186 million (Q75%). The analysis shows a positive distribution with a relatively small deviation from the mean. The operation is therefore a robust operation and not very sensitive to change in the input parameters - an indication of low risk. The best-estimated value of USD147 million is also similar to the mean value of USD147 million derived from the Monte Carlo.

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13.8	Cash Flows

The annual cash flow before capital expenditure, total capital expenditure and cumulative cash flow forecast for the LoM is displayed in Figure 50. During 2022 the tonnes mined and the grade mined is slightly higher than the average of the preceding and succeeding years which results in peak cash flow of USD45 million during this year.

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13.9	Sensitivity Analysis

Based on the real cash flow calculated in the financial model, Minxcon performed single-parameter sensitivity analyses to ascertain the impact on the NPV. The bars represent various inputs into the model, each being increased or decreased by 2.5% i.e., the left side of graph shows lower NPVs because of lower prices and lower grades, higher Opex and Capex and the opposite on the right hand. The red line and black line representing the least sensitive and most sensitive impacts to the NPV. For the DCF, the gold price and grade have the biggest impact on the sensitivity of the Project followed by the operating cost. The Project is not sensitive to the capital.

A sensitivity analysis was conducted on the grade and the gold price to better indicate the effect these two factors have on the NPV, as well as the total costs and the capital (Table 21 and Table 22).

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Table 21: Sensitivity Analysis of Gold Price and Grade to NPV8.36% (USDm)
	Grade delivered to plant	3.42	3.52	3.62	3.72	3.82	3.92	4.02	4.12	4.22	4.32	4.38	4.52	4.63
AU Price	Change %	85.0%	87.5%	90.0%	92.5%	95.0%	97.5%	100.0%	102.5%	105.0%	107.5%	109.0%	112.5%	115.0%
1,063	85.0%	34	43	51	60	69	78	86	95	104	112	117	130	138
1,094	87.5%	43	52	61	70	79	88	97	105	114	123	129	141	150
1,125	90.0%	51	61	70	79	88	98	107	116	125	134	140	152	161
1,156	92.5%	60	70	79	89	98	107	117	126	136	145	151	164	173
1,188	95.0%	69	79	88	98	108	117	127	137	146	156	162	175	185
1,219	97.5%	78	88	98	107	117	127	137	147	157	167	173	187	196
1,250	100.0%	86	97	107	117	127	137	147	157	168	178	184	198	208
1,281	102.5%	95	105	116	126	137	147	157	168	178	189	195	209	220
1,313	105.0%	104	114	125	136	146	157	168	178	189	200	206	221	231
1,344	107.5%	112	123	134	145	156	167	178	189	200	210	217	232	243
1,363	109.0%	117	129	140	151	162	173	184	195	206	217	224	239	250
1,406	112.5%	130	141	152	164	175	187	198	209	221	232	239	255	266
1,438	115.0%	138	150	161	173	185	196	208	220	231	243	250	266	278
1,500	120.0%	155	168	180	192	204	216	228	241	253	265	272	289	301

Table 22: Sensitivity Analysis of Production Costs and Capital to NPV8.36% (USDm)
	Total Capex	55.3	56.9	58.6	60.2	61.8	63.4	65.1	66.7	68.3	69.9	70.9	73.2	74.8
Production Cost (USD/t)	Change %	85.0%	87.5%	90.0%	92.5%	95.0%	97.5%	100.0%	102.5%	105.0%	107.5%	109.0%	112.5%	115.0%
86	130.0%	94	93	93	92	91	90	90	89	88	87	87	86	85
82	125.0%	104	103	102	102	101	100	99	99	98	97	97	96	95
79	120.0%	113	113	112	111	110	110	109	108	108	107	106	105	105
76	115.0%	123	122	122	121	120	119	119	118	117	116	116	115	114
73	110.0%	133	132	131	130	130	129	128	127	127	126	126	124	124
69	105.0%	142	141	141	140	139	138	138	137	136	136	135	134	133
66	100.0%	152	151	150	149	149	148	147	147	146	145	145	144	143
63	95.0%	161	161	160	159	158	158	157	156	155	155	154	153	152
59	90.0%	171	170	169	169	168	167	166	166	165	164	164	163	162
56	85.0%	180	180	179	178	177	177	176	175	175	174	173	172	172
53	80.0%	190	189	188	188	187	186	186	185	184	183	183	182	181
49	75.0%	200	199	198	197	197	196	195	194	194	193	192	191	191
46	70.0%	209	208	208	207	206	205	205	204	203	203	202	201	200

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14	PAY-BACK AREA

The pay-back area is the area that is required to be extracted until the cumulative cash flow of the Project becomes positive. The payback period is from the starting date of the Project until the date that the cumulative cash flow becomes positive. The payback period is illustrated in Figure 52.

The cumulative cash flow at the end of year 2016 is approximately USD 1million. For the purposes of determining the payback period it was assumed that the period will end on 31 December 2016. The tonnes produced that forms part of the payback period is illustrated in Figure 53.

The graph illustrates that only a small portion of the Below 750 m Level tonnes will be part of the payback period and are all from the Blanket Below 750 m Level area. All the resource blocks that are included in the payback period are highlighted on the mine plan to illustrate the payback area. Figure 54 illustrates the payback area.

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The total tonnes and ounces from this area is illustrated in Table 23.

Table 23: Payback Area Tonnes and Ounces
Resources in Payback area	Tonnes	Ounces	Tonnes Split
Measured	612,671	67,028	59%
Indicated	389,750	50,464	38%
Inferred	30,721	6,400	3%
Total	1,033,142	123,892

The USD 65 million capital expenditure resulted in a USD 17 Million peak expenditure in year 2016. This peak capital expenditure is, for the most part, paid back by the Measured and Indicated Mineral Resources with only 3% from the Inferred Mineral Resources. As a result, the risk associated with the Expansion Project being planned predominantly in the Inferred Resources is almost completely mitigated.

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15	MAJOR RISKS

The major risks are summarised in Table 24 and ranked from high to low. Refer to Appendix 1 for risk assessment methodology and definitions.

Table 24: Major Risks

No	Area	Type	Short Title	Item Risk Description	Consequence	Risk Likelihood	Impact	Risk	Mitigation
1	Mining	PEA LoM Plan	Inferred Resources	Bulk of the PEA LoM plan is in the Inferred category.	Low confidence in the tonnage and grade. Capital expansion approved based on low confidence.	100%	3		Upgrade payback area confidence to Measured and Indicated Resource categories.
2	Resources	Gold Resources	Down-dip Resource Extension	Measured and Indicated Resources only defined up to 780 m.	Difficult to motivate infrastructure expansion in the absence of adequate resources.	75%	3		Conduct more exploration and update resources regularly.
3	Mining	Ore Resource Development	Down-dip Resources	Lack of a consistent strategic opening up of the down-dip ore resources.	May run out of mineable ore resources.	50%	3		Implement a down-dip ore resource development strategy.
4	Resources	Gold Resources	Exploration drilling	Current "deep" drilling for the pay shoot extensions do not make use of short deflections and the evaluation of the resource blocks depends on a single intersection.	Mineral Resources could be calculated incorrectly and under/overstated.	50%	3		Short deflections for the exploration and deep drilling should be considered to reduce the risk for future capital expenditure.
5	Resources	Gold Resources	Data Management	Drill hole and assay data are recorded manually and directly plotted on plans. There is no secure electronic database, therefore there is a risk that data presented for Mineral Resource estimation could result in inconsistencies and data errors, such as duplications, omissions, outdated data versions and concerns over data security, which all result in data verification complications.	Mineral Resources will be classified incorrectly and under/overstated.	50%	3		Implementation of a common relational database management system. The system should include an audit trail and back-up system. Security features should be in place with regard to modification of data, with the ability to log when and by whom changes are made, as well as with the functionality of rolling back of the data. Continuous validation and quality control should be incorporated.
6	Resources	Gold Resources	QA/QC practice	QA/QC protocols are not strictly adhered to. This could lead to inaccurate data being utilised for resource estimation and classification	Mineral Resources could be classified incorrectly and under/overstated.	50%	3		Best practice QA/QC must be implemented on the operation, especially for the deep drilling and other exploration drilling as these sample points are single points and have greater influence than the day-to-day evaluation samples.
7	Processing	Gold Theft	Gravity Gold	50% of the gold is recovered by gravity separation. The gravity circuit is not adequately secured.	Loss of gold and revenue.	25%	4		Enclose area to prevent unwanted access.
8	Mining	Ventilation	Cost Increase	As Blanket mine go below 750 m there will be additional costs associated with the ventilation.	Increase in operating cost.	50%	2		Operating cost adjustment should be allowed for in the business plan.

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16	CONCLUSIONS

Study Level:
•
The Mineral Resource confidence is concept level because the resources below 750 m Level are predominantly in the Inferred category, mitigated by the fact that there is only 3% Inferred Resources in the payback area. Also important to note that the exploration target areas below AR Main and AR South (currently contributing up to 70% of total mine’s production) as well as below Lima and Eroica are excluded from the PEA LoM plan. The following figure illustrates the areas included in the PEA LoM plan:-

•	The PEA LoM plan, design, schedule and OPEX estimation is better than concept level and is based on current actual performance.
•	The capital estimation was estimated at a very high level of confidence based on engineering designs, drawings and firm quotes and is at least at a definitive level of confidence.

Mining Areas:
•
The PEA includes the Mineral Reserves as well as all the Inferred Mineral Resources in the Above 750 m Level area. The PEA also includes Indicated and Inferred Mineral Resources from the Below 750m Level area.

Infrastructure:
•	The existing infrastructure at the Blanket mine will be utilised in parallel with new infrastructure and is specifically aimed at targeting the Below 750 m Level mining areas.
•	The extensions will entail the sinking of a new vertical shaft from surface as well as the completion of the No 6 Winze deepening project.

Additional Capital:
•	Capital for the various key expansion project items amounts to USD46.6 million.

Recoveries:
•	The historic metallurgical recoveries of 93.5% are not expected to change with the increased tonnes from the Blanket Mine.

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PEA LoM Plan:
•
The tonnage profile for the PEA is based on the Reserve LoM plan including replacement tonnages (Inferred Resources) to be mined through the existing shaft and the new central shaft situated in-between AR Main and AR South.

•	The average tonnage planned in the Reserve LoM plan at steady state is around 38 ktpm and this is expected to increase to above 50 ktpm.
•	The average grade is expected to increase slightly from 3.67 g/t to 4.02 g/t.
•
The infrastructure extensions as defined in the PEA adds an additional approximately 345 koz. to the 320 koz. already in the Reserve LoM plan, effectively doubling the amount of gold. The additional PEA ounces are illustrated in the following figure.

•
The PEA LoM plan excludes the Exploration Target areas below AR Main, AR South, Lima and Eroica. The PEA project will provide access to these Exploration target areas and to future exploration areas below 1120 level that will potentially extend the LoM.

Valuation:
•
The best-estimated value of the PEA was calculated at USD147 million at a real discount rate of 8.36% compared to the value of USD66 million derived from the Reserve LoM plan. The IRR was calculated at 267%

•	The PEA thus adds an additional USD81 million to the Reserve LoM plan.
•	By using the Monte Carlo model for the PEA, the value range of the Blanket operation plots between USD105 million and USD186 million.
•	The PEA is most sensitive to gold price and grade.
•	The PEA has a break-even gold price of USD775/oz., including capital.
•	Direct Cash cost for the PEA is USD66/milled t that equates to USD546/oz., which is below the average global gold cash cost of USD767/oz.

•	Fully-allocated cost for the PEA is USD94/milled t that equates to USD775/oz.; noticeably lower than similar gold mining operations.

Payback area:
•
The pay-back area is the area that is required to be extracted until the cumulative cash flow of the Project becomes positive. The payback period is from the starting date of the Project until the date that the cumulative cash flow becomes positive.

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•
The payback area includes a total of approximately 1 M tonnes and 124 koz. This area consists of 59% Measured Resources from above 750 m Level, 38% Indicated Resources from above and below 750 m Level and only 3% Inferred Resources below 750 m Level.

•	As a result, the risk associated with the Expansion Project being planned predominantly in the Inferred Resources is almost completely mitigated.

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	76

17	RECOMMENDATIONS

Payback Area
•
To fully de-risk the PEA expansion project, it is recommended to do exploration drilling in the payback area, as illustrate in the figure below, to increase the level of confidence of the Mineral Resources to Indicated.

Mineral Resources:
•
Best practice QA/QC must be implemented on the operation, especially for deep drilling and other exploration drilling as these sample points are single points and have greater influence than the day-to-day evaluation samples.

•
Short deflections must be drilled when drilling the "deep" drill holes and exploration drill holes to understand variability and improve the confidence of the intersections for the Indicated and Inferred resources.

•
Long inclined boreholes or directional drilling should be investigated as an option to drill more and deeper intersections in the "pay shoots" without increasing the cross-cut development. This could help to convert the Inferred Mineral Resources to Indicated Mineral Resources.

Processing:
•	The incorporation of additional process control systems should be pursued to improve gold recoveries and reduce costs.
•	Metering of power consumptions to the main process units should be installed so that plant power utilisation can be controlled.
•	Although the Gemini tables operate effectively at the moment, installation of Acacia reactors should be considered for upgrading of Knelson concentrates.

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18	GLOSSARY OF TERMS

Table 25: Glossary of Terms
Term	Definition
Alluvial	The product of sedimentary processes in rivers, resulting in the deposition of alluvium (soil deposited by a river).
Arenite	A sedimentary rock composed mainly of quartz minerals.
Argillite	A sedimentary rock composed mainly of clay minerals.
Assay laboratory	A facility in which the proportions of metal in ores or concentrates are determined using analytical techniques.
Auriferous	A synonym for gold-bearing.
Beneficial Interest	The ultimate interest accruing or due to a party in a project. Depending on the circumstances, the beneficial interest may differ from participation, contributory or share subscription interests.
Capital Asset Pricing Model (CAPM)	A model that describes the relationship between risk and expected return.
Carbon-In-Leach (CIL)	A process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.
Carbon-In-Pulp (CIP)
A common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains solubilised gold. The solubilised gold is absorbed onto the carbon granules, which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

Comminution	Action of reducing material, normally ore, to minute particles or fragments.
Conglomerate
A sedimentary rock containing rounded fragments (clasts) derived from the erosion and abrasion of older rocks. Conglomerates are usually formed through the action of water in rivers and beaches. The interstitial spaces between the clasts are filled with finer grained sediment.

Contributory interest
In general, a contributory interest is the amount required to be contributed towards the exploration and development costs of a project by a party in order for that party to earn its participation interest in the project. If that party does not contribute its share of the funding then its participating interest will be diluted. The precise definition of this term can differ between agreements.

Cut-off grade	Cut-off grade is any grade that, for any specific reason, is used to separate two courses of action, e.g. to mine or to leave, to mill or to dump.
Development	Activities related to preparation for mining activities to take place and reach the required level of production.
Diamond drilling	An exploration drilling method, where the rock is cut with a diamond drilling bit, usually to extract core samples.
Dilution	Waste which is mixed with ore in the mining process.
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal. It is measured perpendicular to the strike of the structure.
Discount rate
The interest rate used in discounted cash flow analysis to determine the present value of future cash flows. The discount rate takes into account the time value of money (the idea that money available now is worth more than the same amount of money available in the future because it could be earning interest) and the risk or uncertainty of the anticipated future cash flows (which might be less than expected).

Discounted Cash Flow (DCF)
In finance, discounted cash flow analysis is a method of valuing a project, company, or asset using the concepts of the time value of money. All future cash flows are estimated and discounted to give their present values (PVs) – the sum of all future cash flows, both incoming and outgoing, is the net present value (NPV), which is taken as the value or price of the cash flows in question.

Electro-winning	The process of removing gold from solution by the action of electric currents.
EMPR	Environmental Management Programme Report.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.
Facies
The features that characterise rock as having been emplaced, metamorphosed or deposited in a sedimentary fashion, under specific condition. In the case of sediment host deposits, this infers deposition within a particular depositional environment.

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Term	Definition
Faulting	The process of fracturing that produces a displacement within, of across lithologies.
Fair Value
The estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable and willing parties at the measurement date (an exit price) [IFRS], other than in a liquidation sale [US GAAP, FAS 157].

Feasibility study
A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Fluvial	River environments.
Footwall	The underlying side of a fault, ore body or stope.
Forward sales	The sale of a commodity for delivery at a specified future date and price.
Grade	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams per tonne of ore.
Hanging wall	The overlying side of a fault, ore body or stope.
Heap leaching	A low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.
In situ	In place, i.e. within unbroken rock.
Indicated Mineral Resource
An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed (NI43-101 definition).

Inferred Mineral Resource
An “Inferred Mineral Resource‟ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Internal Rate of return (IRR)
The internal rate of return on an investment or project is the "annualised effective compounded return rate" or "rate of return" that makes the net present value of all cash flows (both positive and negative) from a particular investment equal to zero. It can also be defined as the discount rate at which the present value of all future cash flow is equal to the initial investment or in other words the rate at which an investment breaks even.

Intrinsic Value
The amount considered, on the basis of an evaluation of available facts, to be the “true”, “real” or “underlying” worth of an item.  Thus it is a long-term, Non-Market Value concept that smooths short term price fluctuations. In the case of real estate, this would be the value of the property taking into account the structure, size, location etc., as opposed to taking into account the current state of the market. In mining, the intrinsic value refers to the fundamental value based on the technical inputs, and a cash flow projection that creates a Net Present Value. Few of these inputs are market related, except possibly for metal price, benchmarked costs and the discount rate applied.

Kriging	An estimation method that minimises the estimation error between data points in determining mineral resources. Kriging is the best linear unbiased estimator of a mineral resource.
Level	The workings or tunnels of an underground mine which are on the same horizontal plane.
Lithology	The general compositional characteristics of rocks.
Marginal mine	A mine which has a relatively small cash operating margin (cash operating costs including capital expenditures in relation to gross gold sales) at the current gold price.
Market Value
The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion [IVSC, IFRS].

Measured mineral resource
“Measured Mineral Resource‟ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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Term	Definition
Metallurgical plant	Process plant erected to treat ore and extract the contained gold.
Metallurgical recovery	Proportion of metal in mill feed which is recovered by a metallurgical process or processes.
Metallurgy	The science of extracting metals from ores and preparing them for sale.
Milling/Crush
The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore prior to leaching or flotation processes.

Mine call factor (MCF)	The ratio of the grade of material recovered at the mill (plus residue) to the grade of ore calculated by sampling in stopes.
Mine recovery factor (MRF)	The MRF is equal to the mine call factor multiplied by the plant recovery factor.
Mineable	That portion of a mineral resource for which extraction is technically and economically feasible.
Mineral Reserve
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. (NI43-101 definition). Mineral reserves are reported as general indicators of the life of mineral deposits. Changes in reserves generally reflect:
i.development of additional reserves;
ii.depletion of existing reserves through production;
iii.actual mining experience;  and
iv.price forecasts.
Grades of mineral reserve actually processed from time to time may be different from stated reserve grades because of geologic variation in different areas mined, mining dilution, losses in processing and other factors. Neither reserves nor projections of future operations should be interpreted as assurances of the economic life of mineral deposits or of the profitability of future operations.

Mineral Resource
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilised organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralisation	The presence of a target mineral in a mass of host rock.
Mineralised area	Any mass of host rock in which minerals of potential commercial value occur.
Net Present Value (NPV)	The difference between the present value of cash inflows and the present value of cash outflows. NPV is used in capital budgeting to analyse the profitability of an investment or project.
Notional Cost	All in cost which includes total cash costs (net of by-product credits), capital spending, general and administrative expenses, and exploration expenses.
Ore	A mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.
Ore body	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Outcrop	The exposure of rock on surface.
Participation interest
The interest that a party holds in any benefits arising from the development or sale of a project. In order to earn this interest the party may, or may not, be required to contribute towards the exploration and development costs. The definition of this term may differ between agreements.

Pay limit	The breakeven grade at which the ore-body can be mined without profit or loss and is calculated using the gold price, the working cost and recovery factors.
PEA LoM plan
The Life of Mine plan that was done as part of the Preliminary Economic Assessment of the area that includes “Above 750 m Level” areas and “Below 750 m Level” areas. The PEA LoM plan are inclusive of the Reserve LoM plan and Inferred Mineral Resources.

Placer	A sedimentary deposit containing economic quantities of valuable minerals mainly formed in alluvial and eluvial environments.
Plant recovery factor
The gold recovered after treatment processes in a metallurgical plant. It is expressed as a percentage of gold produced (in mass) over the mass of gold fed into the front of the plant (i.e. into the milling circuit).

Probable Mineral Reserve
“Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. (NI43-101 definition).

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Term	Definition
Proven Mineral Reserve
A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. (NI43-101 definition).

Recovered grade	The actual grade of ore realised or produced after the mining and treatment processes.
Reef	A narrow gold-bearing lithology, normally a conglomerate in the Witwatersrand Basin that may contain economic concentrates of gold and uranium.
Refining	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
Reserve LoM Plan	The Life of Mine that are based only on Measured and Indicated Mineral Resources and only for the area “Above 750 m Level”. The Reserve LoM plan will be used to state Mineral Reserves.
Rehabilitation
The process of restoring mined land to a condition approximating to a greater or lesser degree its original state.  Reclamation standards are determined by the South African Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.

Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).
Sedimentary	Formed by the deposition of solid fragmental material that originates from weathering of rocks and is transported from a source to a site of deposition.
Semi-Autogenous Grinding (SAG) mill	A piece of machinery used to crush and grind ore, which uses a mixture of steel balls, and the ore itself to achieve communition.
Semi-variogram	A graph that describes the expected difference in value between pairs of samples as a function of sample spacing.
Share Subscription Right	The right which a party has to subscribe for shares in any company set up to develop the mineral rights. The precise definition can differ between agreements.
Slimes	The finer fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Slurry	A fluid comprising fine solids suspended in a solution (generally water containing additives).
Smelting	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag.
Spot price	The current price of a metal for immediate delivery.
Stockpile	A store of unprocessed ore or marginal grade material.
Stope	Excavation within the ore body where the main production takes place.
Stratigraphic	A term describing the chronological sequence in which bedded rocks occur that can usually be correlated between different localities.
Strike length	Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.
Stripping	The process of removing overburden to expose ore.
Sulphide	A mineral characterised by the linkages of sulphur with a metal or semi-metal, such as pyrite (iron sulphide). Also a zone in which sulphide minerals occur.
Sweepings	The clean-up of residual broken ore in stopes.
Syncline	A basin shaped fold.
Syndepositional	A process that took place at the same time as sedimentary deposition.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling.
Tailings dam	Dams or dumps created to store waste material (tailings) from processed ore after the economically recoverable gold has been extracted.
Tonnage	Quantities where the tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.
Total cost per ounce	A measure of the average cost of producing an ounce of gold, calculated by dividing the total operating costs in a period by the total gold production over the same period.
Transgress	Systematic inundation of an erosional surface by sedimentary deposition.
Unconformity	A surface within a package of sedimentary rocks which may be parallel to or at an angle with overlying or underlying rocks, and which represents a period of erosion or non-deposition, or both.
Vamping	The final clean-up of gold bearing rock and mud from track ballast and/or accumulations in gullies and along transportation routes.

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Term	Definition
Waste rock	Rock with an insufficient gold content to justify processing.
Weighted average Cost of Capital	A company's assets are financed by either debt or equity. WACC is the average of the costs of these sources of financing, each of which is weighted by its respective use in the given situation.
Working costs	Working costs represent production costs directly associated with the processing of gold and selling, administration and general charges related to the operation.
Zinc precipitation	A chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

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19	APPENDICES

Appendix 1: Risk Assessment Methodology

Risk Assessment Methodology
All items were critically reviewed and assessed using the risk severity criteria shown below. The criteria were then weighted to give an overall risk score. These individual scores are then highlighted into three categories, viz:

•	Green – Low Risk (score less than 1);
•	Yellow – Medium Risk (score greater than 1 but less than 2.5); and
•	Red – High Risk (score greater than 2.5).

Once a high risk is identified, the project team is then required to take remedial action to either resolve or mitigate the risk.

Risk Assessment Results
The assessment highlighted specific risks associated with the operation in general, run of mine and concentrate production. These were then analysed for its chance of occurrence and secondly the impact on the viability of the operation. These are detailed in the tables below:-

Table 26: Likelihood of Risk Matrix
Level	Chance of Occurrence	Approach and Processes
15%	Not likely: 15% chance	Will effectively avoid this risk based on standard practices.
25%	Low likelihood: 25% chance	Have usually avoided this type of risk with minimal oversight in similar cases.
50%	Moderate: 50% chance	May avoid risk, but rework will be required.
75%	Highly Likely: 75% chance	Cannot avoid this risk with standard practices, but a different approach may work.
90%	Near Certainty: 90% chance	Cannot avoid this risk with standard practices, probably not able to mitigate.

Table 27: Magnitude of Risk Impact
Level	Classification	Delivery to Business Plan	Revenue Impact (%)	Cost	Impact on Business Objectives
1	Negligible	System performance largely unaffected. Minimal uncertainty of outcomes. Limited or no action required.	Negligible 0 – 2% reduction	Insignificant cost increase	Barely noticeable
2	Minor	Performance shortfall below goal but within acceptable limits. Minor uncertainty in key revenue drivers. Action should be taken to address impact.	Negative 3% - 5% reduction	Cost increase < 5%	Minor areas of functionality are affected
3	Moderate	Overall system performance below goal & acceptable limits. Moderate uncertainty in key revenue drivers. Mitigating plans have to be developed to address risk areas.	Negative 6% - 10% reduction	Cost increase 5% - 10%	Many areas of functionality affected but still acceptable
4	Critical
Overall system performance well below goal & acceptable limits. Impact of potential uncertainties with major implications for the success of project. Immediate action to be taken to address risk drivers.
			Negative 11% - 20% reduction	Cost increase 10% - 20%	Functionality unacceptably high
5	Catastrophic
Overall system performance unacceptable to the degree that the project is undeliverable. There will be catastrophic impact on the success of the project. Immediate action to be taken to address risk drivers.
			Negative > 20% reduction	Cost increase > 20%	Functionality doesn’t deliver good business solution

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Preliminary Economic Assessment on Blanket Mine, Zimbabwe	83

Appendix 2: Annual Real Cash Flow

Minxcon

Project Title: **Blanket Gold Mine (PEA)**
Client: Caledonia Mining Corporation
Project Code: P14-050a

Project Valuation Schedule	
Project Valuation Date (Base Date)	01-Oct-14
Financial Year End (month and year)	31-Dec-14
First Year	1
Days remaining	91

Commodity Price	100%	Fixed Costs	100%
Exchange Rate	100%	Variable Cost	100%
Grade	100%	Mining Capex	100%
		Plant Capex	100%

Project Duration		Unit	Totals												
Calendar Years				2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Financial Years		years	11	1	2	3	4	5	6	7	8	9	10	11	0
Macro-Economic Factors (Real Terms)															
Inflation	USD Inflation Rate	%	2.22%	1.77%	1.99%	2.20%	2.30%	2.40%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	
Commodity prices	Gold	USD/oz	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	
Operating Statistics															
ROM		tonnes	5,855,274	105,060	431,650	495,976	627,534	690,718	696,450	634,007	675,367	655,357	602,341	240,815	-
ROM	(Max)	tonnes/mnth	58,037	34,835	35,971	41,331	52,294	57,560	58,037	52,834	56,281	54,613	50,195	20,068	-
Mill Head grade	Gold	g/t	4.02	3.31	3.42	3.64	3.73	3.98	3.95	4.53	4.04	4.73	3.78	4.61	-
Tonnes to mill		tonnes	5,855,274	105,060	431,650	495,976	627,534	690,718	696,450	634,007	675,367	655,357	602,341	240,815	-
Recovered grade	Precious Metals	g/t	3.76	3.10	3.20	3.40	3.48	3.71	3.70	4.24	3.78	4.42	3.54	4.31	0.00
Metal recovered	Gold	kg	22,019	325	1,380	1,689	2,187	2,560	2,575	2,687	2,553	2,897	2,130	1,038	-
Metal recovered	Gold	oz	707,934	10,458	44,356	54,290	70,307	82,291	82,776	86,397	82,083	93,137	68,471	33,368	-
Financial															
Revenue		USD	884,916,995	13,072,490	55,445,151	67,862,697	87,883,868	102,863,754	103,470,586	107,996,063	102,603,294	116,420,928	85,588,735	41,709,428	-
Revenue	Gold	USD	884,916,996	13,072,490	55,445,151	67,862,697	87,883,868	102,863,754	103,470,586	107,996,063	102,603,294	116,420,928	85,588,735	41,709,428	0
Mining cost			(268,505,913)	(4,939,493)	(21,326,419)	(23,396,302)	(27,487,420)	(29,349,111)	(29,514,338)	(27,717,763)	(28,934,752)	(28,354,494)	(26,806,182)	(20,679,640)	0
Direct Cash Costs	Fixed Cost	USD	(242,561,178)	(4,473,974)	(19,413,777)	(21,198,631)	(24,706,817)	(26,288,538)	(26,428,367)	(24,908,475)	(25,942,198)	(25,450,604)	(24,137,208)	(19,612,589)	0
Direct Cash Costs	Variable Cost	USD	(25,944,735)	(465,519)	(1,912,642)	(2,197,671)	(2,780,603)	(3,060,573)	(3,085,970)	(2,809,288)	(2,992,554)	(2,903,890)	(2,668,974)	(1,067,051)	0
Plant cost			(96,473,663)	(1,674,031)	(7,352,555)	(8,280,062)	(10,156,451)	(11,042,749)	(11,122,622)	(10,252,975)	(10,832,897)	(10,553,561)	(9,811,881)	(5,393,877)	0
Direct Cash Costs	Fixed Cost	USD	(64,251,321)	(1,095,874)	(4,977,130)	(5,550,641)	(6,703,052)	(7,241,638)	(7,289,968)	(6,763,950)	(7,116,263)	(6,947,044)	(6,497,120)	(4,068,642)	0
Direct Cash Costs	Variable Cost	USD	(32,222,342)	(578,157)	(2,375,426)	(2,729,421)	(3,453,400)	(3,801,111)	(3,832,654)	(3,489,026)	(3,716,634)	(3,606,517)	(3,314,761)	(1,325,235)	0
Other Costs			(21,198,436)	(450,000)	(1,854,000)	(1,854,000)	(2,099,887)	(2,205,602)	(2,214,753)	(2,115,468)	(2,184,470)	(2,152,109)	(2,065,060)	(2,003,087)	0
Direct Cash Costs	Other Cost Fixed	USD	(21,198,436)	(450,000)	(1,854,000)	(1,854,000)	(2,099,887)	(2,205,602)	(2,214,753)	(2,115,468)	(2,184,470)	(2,152,109)	(2,065,060)	(2,003,087)	0
Direct Cash Costs	Total C1		(386,178,012)	(7,063,525)	(30,532,974)	(33,530,364)	(39,743,758)	(42,597,462)	(42,851,713)	(40,086,206)	(41,952,119)	(41,060,164)	(38,683,123)	(28,076,604)	0
Production Costs	Initial Capital expenditure	USD	(46,644,584)	(3,457,445)	(8,671,549)	(15,488,814)	(10,652,227)	(7,414,549)	(960,000)	0	0	0	0	0	0
Production Costs	SIB	USD	(18,417,507)	(382,643)	(1,550,692)	(1,664,112)	(1,896,077)	(2,007,484)	(2,017,591)	(1,907,491)	(1,980,417)	(1,945,136)	(1,851,657)	(1,214,208)	0
Production Costs	Total C2 (Includes C1)	USD	(451,240,103)	(10,903,613)	(40,755,215)	(50,683,290)	(52,292,062)	(52,019,495)	(45,829,303)	(41,993,697)	(43,932,537)	(43,005,300)	(40,534,780)	(29,290,812)	0
Fully Allocated Costs	Zimbabwe Royalty	USD	(44,245,850)	(653,625)	(2,772,258)	(3,393,135)	(4,394,193)	(5,143,188)	(5,173,529)	(5,399,803)	(5,130,165)	(5,821,046)	(4,279,437)	(2,085,471)	0
Fully Allocated Costs	Other Fixed Costs		(52,971,795)	(1,291,995)	(5,167,980)	(5,167,980)	(5,167,980)	(5,167,980)	(5,167,980)	(5,167,980)	(5,167,980)	(5,167,980)	(5,167,980)	(5,167,980)	0
Fully Allocated Costs	Total C3 (Includes C1+C2)	USD	(548,457,748)	(12,849,232)	(48,695,452)	(59,244,405)	(61,854,235)	(62,330,663)	(56,170,812)	(52,561,481)	(54,230,681)	(53,994,326)	(49,982,197)	(36,544,263)	0
EBITDA		USD	401,521,338	4,063,346	16,971,940	25,771,218	38,577,936	49,955,124	50,277,364	57,342,074	50,353,030	64,371,738	37,458,195	6,379,372	-
EBIT		USD	336,459,247	223,258	6,749,699	8,618,292	26,029,633	40,533,091	47,299,774	55,434,583	48,372,612	62,426,602	35,606,539	5,165,164	0
Taxation		USD	(95,176,274)	(219,221)	(2,380,489)	(3,002,857)	(7,606,957)	(11,419,070)	(13,118,326)	(15,208,596)	(13,375,694)	(17,061,912)	(9,971,494)	(1,812,659)	0
Income after tax		USD	241,282,973	4,038	4,369,210	5,615,435	18,423,676	29,114,022	34,181,448	40,225,986	34,996,918	45,364,690	25,635,045	3,352,505	0
Working capital changes		USD	(1,823,649)	(2,010,176)	(640,260)	(267,885)	(360,719)	(360,025)	(6,473)	(317,256)	293,543	(532,301)	938,006	603,383	836,512
Cash Flow				2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Net Cash Flow	Annual cash flow	USD	239,459,322	(2,606,139)	3,728,950	5,347,551	18,062,957	28,753,996	34,174,975	39,908,730	35,290,461	44,832,389	26,573,051	3,955,888	836,512
Cumulative Net Cash Flow	Cumulative cash flow	USD		(2,606,138)	1,722,812	7,070,363	25,133,321	53,887,317	88,062,292	127,971,022	163,261,483	208,093,872	234,666,923	238,622,811	239,459,323
Net present value				0	1	2	3	4	5	6	7	8	9	10	11
Discount Rate	Real	%	8.36%	1.0000	1.0836	1.1742	1.2724	1.3788	1.4940	1.6190	1.7543	1.9010	2.0599	2.2322	2.4188
Net Present Value		USD	147,283,103	(2,606,139)	3,441,231	4,554,172	14,196,153	20,854,860	22,874,128	24,650,828	20,116,306	23,583,596	12,899,914	1,772,216	345,838

Prepared by Minxcon (Pty) Ltd